As filed with the Securities and Exchange Commission on March 30, 2015
1933 Act Registration No. 333-XXXX
1940 Act Registration No. 811-08559
CIK No. 0001051629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 119
Lincoln Life & Annuity Flexible Premium Variable Life Account M
(Exact Name of Registrant)
Lincoln AssetEdge® VUL 2015
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(Exact Name of Depositor)
100 Madison Street, Suite 1860
Syracuse, NY 13202
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (315) 428-8400
Robert O. Sheppard, Esquire
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY 13202
(Name and Address of Agent for Service)
Copy to:
John L. Reizian
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103
Approximate Date of Proposed Public Offering: Continuous
Title of Securities being registered:
Indefinite Number of Units of Interest in Variable Life Insurance Contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life & Annuity Flexible Premium Variable Life Account M
Lincoln Life & Annuity Company of New York
Home Office Location:
100 Madison Street
Suite 1860
Syracuse, NY 13202
(888) 223-1860
Administrative Office:
Customer Service Center
One Granite Place
Concord, NH 03301
(800) 487-1485

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln AssetEdge® VUL 2015, a flexible premium variable life insurance contract (the “Policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “We”, “Us”, “Our”). This same individual Policy may also be made available for purchase by entities and businesses in instances for use on a multi-life basis when the Insured people share a common employment or business relationship. When marketed to such entities and businesses to insure such persons (known as marketing on a multi-life basis), the Policy is referred to as the Lincoln AssetEdge® Exec VUL 2015. If applied for in these circumstances, differing requirements regarding underwriting and optional features would apply. The Policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the Policy being offered. Remember, you are looking to the financial strength of the Company for fulfillment of the contractual promises and guarantees, including those related to death benefits.
The Policy described in this prospectus is available only in New York.
You, the Owner, may allocate Net Premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M, established on November 24, 1997 (“Separate Account”), the Indexed Account, or to the Fixed Account. Some broker-dealers may not allow or may limit the amount you may allocate to certain Separate Account or Indexed Account options. Each Sub-Account invests in shares of a certain fund offered by the following fund families. These funds are collectively known as the Elite Series. Comprehensive information on the funds may be found in the funds' prospectuses which is furnished with this prospectus.
•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
•	AllianceBernstein Variable Products Series Fund
•	American Funds Insurance Series®
•	BlackRock Variable Series Funds, Inc.
•	Delaware VIP® Trust
•	Deutsche Variable Series II
•	Fidelity® Variable Insurance Products
•	Franklin Templeton Variable Insurance Products Trust
•	JPMorgan Insurance Trust
•	Legg Mason Partners Variable Equity Trust
•	Lincoln Variable Insurance Products Trust
•	MFS® Variable Insurance Trust
•	PIMCO Variable Insurance Trust

Additional information on Lincoln Life, the Separate Account and this Policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.
Certain terms used in this prospectus are defined within the sentences where they appear, within relevant provisions of the prospectus, including footnotes or they may be found in the prospectus Glossary, if one is provided, at the back of the prospectus.
To be valid, this prospectus must have the current funds’ prospectuses with it. Keep all prospectuses for future reference.
The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.
Prospectus Dated: XXXX

POLICY SUMMARY
Benefits of Your Policy
Death Benefit Protection.  The Policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. It is not meant to be used for speculation, arbitrage, viatical arrangements or other collective investment schemes. The Policy may not be traded on any stock exchange and is not intended to be sold on any secondary market. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the Policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of Premium Payments.
Tax Deferred Accumulation.  Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the Policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Indexed Account and Fixed Account are automatically reinvested without being taxed to the Owner.
Access to Your Policy Values.  Variable life insurance offers access to policy values. You may borrow against your Policy or surrender all or a portion of your Policy. Your Policy can support a variety of personal and business financial planning needs.
Flexibility.  The Policy is a flexible premium variable life insurance contract in which flexible Premium Payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your Policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium Payments and policy values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as “Underlying Funds”. You should refer to this prospectus and the prospectus for each Underlying Fund for comprehensive information on the Sub-Accounts and the Underlying Funds. You may also allocate Premiums and policy values to the Indexed Account and Fixed Account.
Risks of Your Policy
Fluctuating Investment Performance.  A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and Underlying Fund's objective and risk is found in this prospectus and in each Underlying Fund’s prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the Underlying Funds will impact the Policy's Accumulation Value and will impact how long the Policy remains in force, its tax status, and the amount of Premium you need to pay to keep the Policy in force.
Policy Values in the Fixed Account.  Premium Payments and policy values allocated to the Fixed Account are held in the Company's General Account. Note that there are significant limitations on your right to transfer amounts in the Fixed Account and, due to these limitations, if you want to transfer all of the balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so. Therefore, you should carefully consider whether the Fixed Account meets your investment needs. Unlike assets held in the Company's Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” and “Transfers” sections of this prospectus.
Policy Values in the Indexed Account.   Premium Payments and policy values allocated to the Indexed Account are held in the Company's General Account. As is true of the Fixed Account, this means that they are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. Again, it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. During the time values are allocated to the Indexed Account, the crediting rate for each Indexed Account Option is determined through a different method employing a Cap and/or Participation Rate which are declared for each Segment when the Segment is created (see Indexed Account provision discussion of Caps, Participation Rates, and Indexed Credits). The Cap and/or Participation Rate at Policy Issue is shown in your Policy Specifications. Subsequent Caps and/or Participation Rates may differ, but will never be less than the guaranteed minimum rate. You should be aware that no interest will be credited on amounts taken out of a Segment before the Segment Maturity Date. Moreover, if there comes a period of time in which the Index fails to grow and only the guaranteed interest of 1% is credited, Premium Payments may need to be increased in order to keep the Policy from terminating (“lapsing”). If the Index is no longer available or if the Index calculation is substantially changed, we reserve the right to substitute a replacement Index subject to our discretion and any required regulatory approvals. It is also possible that the Indexed Account can be discontinued in the future. In such case, you will be able to transfer your Policy values held in the Indexed Account to the Fixed Account or one or more Sub-Accounts of your choosing. However, if you do not tell us to where you would like those values transferred, they will be automatically reallocated to the Fixed Account. Finally, we may not always offer the same or the same number of Indexed Account Options that are currently described in this prospectus. Nonetheless, we will always offer at least one and we will never pay less than the guaranteed interest that can be earned in any Indexed Account Option. For more information, please see “Lincoln Life, The Separate Account and The General Account”, “Indexed Account” and “Transfers” sections of this prospectus.
Unsuitable for Short-Term Investment.  This Policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your Policy is not designed to serve as a vehicle for frequent trading.
Policy Lapse.  Sufficient Premiums must be paid to keep your Policy in force. There is a risk of lapse if Premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.
In addition to paying sufficient Premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on policy values, your Policy may include the No-Lapse Provision, discussed in more detail in the Lapse and Reinstatement section of this prospectus, to help you manage some of the risk of Policy Lapse.
Decreasing Death Benefit.  Any outstanding Policy Loans and any amount that you have surrendered will reduce your Policy’s death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your Policy's death benefit.
Consequences of Surrender.  For up to 8 years from the Policy Date and up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy.  For up to 8 years from the Policy Date or up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount. The length of the Surrender Charge period is shown in the Policy Specifications. (See the section headed “Surrender Charges” for a detailed discussion of when Surrender Charges are assessed.) Full or Partial Surrenders may result in tax consequences. Depending on the amount of Premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. If there is value in the Indexed Account, note that interest (in the form of “Indexed Credits” as described in the Indexed Credit section under “Lincoln Life, The Separate Account and The General

Account”) on any money withdrawn from a Segment prior to Segment Maturity will only be credited using the 1.00% guaranteed rate prorated based on surrender date.
Tax Consequences.  As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax advisor about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.
Tax Treatment Of Life Insurance Contracts. Your Policy is designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your Policy, and the deferral of taxation of any increase in the value of your Policy. If the Policy does fail to qualify, you will be subject to denial of those important benefits. In addition, if you pay more Premiums than permitted under the federal tax law your Policy may still be life insurance but will be classified as a Modified Endowment Contract (“MEC”) whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.
Tax Law Compliance. We believe that the Policy will satisfy the federal tax law definition of life insurance, and we will monitor your Policy for compliance with the tax law requirements. The discussion of the tax treatment of your Policy is based on the current Policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the Policy, as well as any changes in the current tax law requirements, may affect the Policy's qualification as life insurance or may have other tax consequences.
Cyber-Attack. Our business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, (any third party administrator), the Underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Policy value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing orders from our website or with the Underlying Funds, impact our ability to calculate values, cause the release and possible destruction of confidential customer or business information, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your Policy to lose value. There can be no assurance that we or the Underlying Funds or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.
Charges and Fees
This section describes the fees and expenses that you will pay when buying, owning and surrendering your Policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.
Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer policy values between Sub-Accounts.

Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge as a percentage of Premiums paid (Premium Load). Note: Includes 3.0% charge for state and federal tax obligations.	When you pay a Premium.	6.0%[1]
Surrender Charge*2
A dollar amount per $1,000 of Specified Amount	For up to 8 years from the Policy Date and up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy. For up to 8 years from the Policy Date or up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.
Maximum Charge		$43.52 per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco, in year one.		$26.16 per $1,000.
Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year.	$25
*	These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.
[1]	The Maximum Sales Charge Imposed on Premiums is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0.0% to 5.0%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. We use an average of 3% to account for state and federal tax obligations.
[2]	During the life of the Policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your Policy's Surrender Value as of the date of your request. If you wish to surrender more than 90% of your Policy's Surrender Value, you must request a Full Surrender of your Policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your Policy.)

Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including the fund operating expenses shown in Table III.
Table II: Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk
Maximum Charge[1]		$83.33 per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco, in year one.		$0.13 per $1,000.
Mortality and Expense Risk Charge (“M&E”)	At the end of each Valuation Period
A percentage of the value of the Separate Account, calculated daily.
Maximum Charge		0.20% (effective annual rate)
Administrative Fee* Comprising of:	Monthly
1) Flat Fee		$10
Plus:
2) For the first 10 Policy Years from Policy Date or increase in Specified Amount, a monthly fee per $1,000 of Initial Specified Amount or increase in Specified Amount:
Maximum Charge		$1.97 per $1,000.
Minimum Charge		$0.01 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco		$0.34 per $1,000.
Plus:
3) Indexed Account Charge

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
A percentage of the Holding Account Value and Indexed Account Value.
Maximum Charge		0.15% (effective annual rate)
Policy Loan Interest[2]	Annually
Fixed Loan
A percentage of the amount held in the Loan Account.		4.0%
Participating Loan
A percentage of the loaned amount held against the Holding Account Value and the Indexed Account Value.		6.0%
Exec Enhanced Surrender Value Rider – Multi-Life Basis (Lincoln AssetEdge® Exec VUL 2015)	Monthly (in Policy Years 2-5 only)
A dollar amount per $1,000 of Initial Specified Amount.
Option 1		$0.05 per $1,000.[3]
Option 2		$0.075 per $1,000.[3]
Overloan Protection Rider	One-time charge when benefit is elected
A percentage of the then current Accumulation Value
Maximum Charge		5.0%
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.
Change of Insured Rider	N/A	There is no charge for this rider.
Waiver of Monthly Deduction Rider[4]	Monthly
A percentage of all other covered monthly charges.
Maximum Charge		12.0%

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted
Minimum Charge		2.0%
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco.		3.5%
*	These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial advisor.
[1]	Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate. However, under no circumstances would it be higher than the maximum amount shown in the table above.
[2]	Interest on Fixed Loans accrues daily at an effective annual rate of 4.0% in years 1-10 and 3.0% thereafter. Interest on Participating Loans accrues daily at an effective annual rate of 6.0% in years 1-10, 5.0% in years 11 through attained age 121, 3.0% thereafter. See the section headed “Policy Loans” for a more detailed discussion.
[3]	This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdge® Exec VUL 2015) and the Owner of the Policy will have the opportunity to elect a higher Exec Enhanced Surrender Value (Option 2). See section headed “Exec Enhanced Surrender Value Rider - Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.
[4]	These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular Owner will pay. “Covered monthly charges” are the Monthly Deductions under the Policy: the Cost of Insurance Charge, Administrative Fee, and the cost of any riders. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial advisor.
Table III shows the annual fund fees and expenses that are deducted daily from the Underlying Funds in which your Sub-Account invests. The table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay during the time you own your Policy. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.
These fees and expenses may change at any time.
Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
Total Annual Operating Expense	Maximum	Minimum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	2.40% [1]	0.21%
[1]	The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Underlying Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 1.71%. These waivers and reductions generally extend through April 30, 2016 but may be terminated at any time by the Underlying Fund. Refer to the Underlying Fund’s prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the Underlying Funds which operate as Fund of Funds. Refer to such Underlying Fund’s prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by it, if any. In addition, certain Underlying Funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“Redemption Fees”) not reflected in the table above. As of the date of this prospectus, none have done so. Redemption Fees are discussed in the Market Timing section of this prospectus and further information about Redemption Fees is contained in the prospectus for such Underlying Fund, copies of which accompany this prospectus or may be obtained by calling 1-800-487-1485.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
Lincoln Life & Annuity Company of New York (Lincoln Life, the Company, we, us, our) (EIN 22-0832760), is a stock life insurance company chartered in New Jersey in 1897 and redomesticated in New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is an indirect wholly owned subsidiary of Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under “How to Obtain More Information.” Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our policies. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
General Account. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.
Fixed Account. The Fixed Account assets are general assets of the Company, and are held in the Company’s General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation.
Indexed Account. The Indexed Account is part of the Company's General Account and you may allocate all or part of your assets under certain Indexed Account Options that are eligible for interest (“Indexed Credits”) based on the performance of an outside financial index (“Index”) and are discussed in more detail under the “Indexed Account Options” section of this prospectus. It is important to note that: (a) you are not purchasing or investing in any of the stocks that make up the Index and therefore have no rights of ownership such as the right to earn dividends, receive distributions or the right to vote; (b) the performance of the Index is a factor we make reference to in determining Indexed Credits but otherwise is not part of the Policy nor is it affiliated with us. Interests in the Indexed Account have not been registered with the SEC.  Lincoln National believes that there are sufficient insurance elements and guarantees with respect to interests in the Indexed Account to qualify for an exemption from registration under the federal securities laws under Section 3(a)(8) of the Securities Act of 1933.  With respect to the Indexed Account, the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Index being offered is shown in your Policy Specifications.  The current Index is the S&P 500 Index.
The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Lincoln Life & Annuity Company of New York.  Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Lincoln Life & Annuity Company of New York.  Lincoln Life & Annuity Company of New York’s product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.
Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the Policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “SEC” or the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.” We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile.
Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claims payments.
State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.
How to Obtain More Information.   We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.
Fund Participation Agreements
In order to make the Underlying Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, we must perform certain services for the Underlying Fund advisors or distributors. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Owners with statements showing their positions within the funds; processing dividend payments; providing sub-accounting services for shares held by Owners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Owners. For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon the assets of an Underlying Fund attributable to the Policies. Additionally, an Underlying Fund’s advisor and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. We may also receive compensation for marketing and distribution which may come from 12b-1 fees, or be paid by the advisors or distributors. The Underlying Funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, Lincoln Variable Insurance Products Trust, and PIMCO Variable Insurance Trust.
Payments made out of the assets of an Underlying Fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Underlying Fund’s average net assets, which can fluctuate over time. If, however, the value of the Underlying Fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the Underlying Fund goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation
The Policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company, subject to the terms of selling agreements entered into by such firms, the Company and the Company’s Principal Underwriter, Lincoln Financial Distributors, Inc. (“LFD”). The Company’s affiliates, Lincoln Financial Advisors Corporation and Lincoln Financial Services Corporation (collectively, “LFN”), have such agreements in effect with LFD and the Company. In addition to compensation for distributing the Policy as described below, the Company provides financial and personnel support to LFD and LFN for operating and other expenses, including amounts used for recruitment and training of personnel, production of literature and similar services.
The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 99% of the first year Premium and 27% of all other Premiums paid. The actual amount of such compensation or the timing and manner of its receipt may be affected by a number of factors including: (a) choices the Owner has made at the time of application for the Policy, including the choice of riders; (b) the volume of business produced by the firm and its representatives; or (c) the profitability of the business the firm has placed with the Company. Also, in lieu of premium-based commission, equivalent amounts may be paid over time based on Accumulation Value.
In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non-cash compensation.” “Non-cash compensation”, as defined under FINRA’s rules, includes but is not limited to, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses.
Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the Policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the Policies.
These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the Policy to you or for any alternative proposal that may have been presented to you. You may wish to take such payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a Policy.
Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the Policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your Policy.
We do not anticipate that the Surrender Charge, together with the portion of the Premium Load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your Policy. Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.
Sub-Accounts and Funds
The variable investment options in the Policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). Each Sub-Account invests in shares in a single Underlying Fund. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate Underlying Fund. You do not invest directly in these Underlying Funds. The investment performance of each Sub-Account will reflect the investment performance of the Underlying Fund.
We create Sub-Accounts and select the Underlying Funds, the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts, based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment advisor, or its distributor. We review each Underlying Fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the Underlying Fund no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant Owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the Underlying Fund, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.
A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.
Certain of the Underlying Funds, including funds managed by an advisor affiliated with us, employ risk management strategies that are intended to control the Underlying Funds’ overall volatility, and for some Underlying Funds, to also reduce the downside exposure of the Underlying Funds during significant market downturns. These risk management strategies could limit the upside participation of the Underlying Fund in rising equity markets relative to other funds. The success of the advisor’s risk management strategy depends, in part, on the advisor’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the Underlying Fund’s benefit. There is no guarantee that the strategy can achieve or maintain the Underlying Fund’s optimal risk targets. The Underlying Fund’s performance may be negatively impacted in certain markets as a result of reliance on these strategies. In low volatility markets the volatility management strategy may not mitigate losses. In addition, the advisor may not be able to effectively implement the strategy during rapid or extreme market events. Such inefficiency in implementation could cause the Underlying Fund to lose more money than investing without the risk management strategy or not realize potential gains. Any one of these factors could impact the success of the volatility management strategy, and the Underlying Fund may not perform as expected. Also, several of the Underlying Funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”) as detailed in the individual Underlying Fund prospectus. For more information about the Underlying Funds and the investment strategies they employ, please refer to the Underlying Funds’ current prospectuses.

Shares of the Underlying Fund are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this prospectus. Because shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Underlying Funds simultaneously, since the interests of such Owners or contractholders may differ. Although neither the Company nor the Underlying Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Owners, each Underlying Fund’s Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, the Separate Account might withdraw its investment in an Underlying Fund. This might force that Underlying Fund to sell the securities it holds at disadvantageous prices. Owners will not bear the attendant expense.
There is no assurance that the investment objective of any of the Underlying Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each Underlying Fund’s prospectus carefully before making investment choices. In particular, also please note, there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Policy fees and expenses, the yields of any Sub-Account investing in a money market fund may become extremely low and possibly negative.
Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.
The Underlying Funds and their investment advisors and objectives are listed below. Comprehensive information on each Underlying Fund, its objectives and past performance may be found in that Underlying Fund’s prospectus or summary prospectus. Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-800-487-1485 or by referring to the contact information provided by the Underlying Fund’s on the cover page of its summary prospectus.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by Invesco Advisers, Inc.
•	Invesco V.I. International Growth Fund (Series I Shares): Long-term growth of capital.
AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.
•	AB VPS Global Thematic Growth Portfolio (Class A): Long-term growth of capital.
•	AB VPS Small/Mid Cap Value Portfolio (Class A): Long-term growth of capital.
American Funds Insurance Series®, advised by Capital Research and Management Company.
•	Global Growth Fund (Class 2): Long-term growth of capital.
•	Global Small Capitalization Fund (Class 2): Long-term capital growth.
•	Growth Fund (Class 2): Capital growth.
•	Growth-Income Fund (Class 2): Long-term growth of capital and income.
•	International Fund (Class 2): Long-term growth of capital.
BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC
•	Global Allocation V.I. Fund (Class I): High total investment return.
Delaware VIP® Trust, advised by Delaware Management Company.*
•	Diversified Income Series (Standard Class): Maximum long-term total return consistent with reasonable risk.
•	Emerging Markets Series (Standard Class): Long-term capital appreciation.

•	Limited-Term Diversified Income Series (Standard Class): Maximum total return, consistent with reasonable risk.
•	REIT Series (Standard Class): Maximum long-term total return, with capital appreciation as a secondary objective.
•	Small Cap Value Series (Standard Class): Capital appreciation.
•	Smid Cap Growth Series (Standard Class): Long-term capital appreciation.
•	U. S. Growth Series (Standard Class): Long-term capital appreciation.
•	Value Series (Standard Class): Long-term capital appreciation.
Deutsche Variable Series II, advised by Deutsche Investment Management Americas, Inc.
•	Deutsche Alternative Asset Allocation VIP Portfolio (Class A)(2): Capital appreciation.
Fidelity® Variable Insurance Products, advised by Fidelity Management & Research Company
•	Contrafund® Portfolio (Service Class): Long-term capital appreciation.
•	Growth Portfolio (Service Class): To achieve capital appreciation.
•	Mid Cap Portfolio (Service Class): Long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income VIP Fund and by Franklin Mutual Advisers, LLC for the Franklin Mutual Shares VIP Fund.
•	Franklin Income VIP Fund (Class 1): To maximize income while maintaining prospects for capital appreciation.
•	Franklin Mutual Shares VIP Fund (Class 1): Capital appreciation; income is a secondary consideration.
•	Templeton Global Bond VIP Fund (Class 1): High current income consistent with preservation of capital; capital appreciation is a secondary objective.
JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.
•	JPMorgan Insurance Trust Global Allocation Portfolio (Class 1): Maximize long-term total return.
Legg Mason Partners Variable Equity Trust, advised by LeggMason Partners Fund Advisor, LLC.
•	ClearBridge Variable Mid Cap Core Portfolio (Class I): Long-term growth of capital.
Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.
•	LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
•	LVIP BlackRock Emerging Markets Managed Volatility Fund (Standard Class): To invest primarily in securities included in a broad-based emerging markets index and to seek to approximate as closely as possible, before fees and expenses, the performance of that index while seeking to control the level of portfolio volatility.
•	LVIP BlackRock Equity Dividend Managed Volatility Fund (Standard Class): Reasonable income by investing primarily in income-producing equity securities.
•	LVIP BlackRock Inflation Protected Bond Fund (Standard Class): To maximize real return, consistent with preservation of real capital and prudent investment management.
•	LVIP BlackRock U.S. Opportunities Managed Volatility Fund (Standard Class): Long-term capital appreciation.
•	LVIP Clarion Global Real Estate Fund (Standard Class): Total return through a combination of current income and long-term capital appreciation.
•	LVIP ClearBridge Large Cap Managed Volatility Fund (Standard Class): Long-term capital appreciation.

•	LVIP Delaware Bond Fund (Standard Class)*: Maximum current income (yield) consistent with a prudent investment strategy.
•	LVIP Delaware Diversified Floating Rate Fund (Standard Class)*: Total return.
•	LVIP Delaware Social Awareness Fund (Standard Class)*: To maximize long-term capital appreciation.
•	LVIP Delaware Special Opportunities Fund (Standard Class)*: To maximize long-term capital appreciation.
•	LVIP Dimensional International Core Equity Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional International Core Equity Managed Volatility Fund (Standard Class)(2): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 2 Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 2 Managed Volatility Fund (Standard Class)(2): Long-term capital appreciation.
•	LVIP Dimensional/Vanguard Total Bond Fund (Standard Class)(2): Total return consistent with the preservation of capital.
•	LVIP Global Conservative Allocation Managed Risk Fund (Standard Class)(2): A high level of current income with some consideration given to growth of capital.
•	LVIP Global Growth Allocation Managed Risk Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
•	LVIP Global Income Fund (Standard Class): Current income consistent with the preservation of capital.
•	LVIP Global Moderate Allocation Managed Risk Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital.
•	LVIP Invesco Diversified Equity-Income Managed Volatility Fund (Standard Class)(2): Capital appreciation and current income.
•	LVIP Ivy Mid Cap Growth Managed Volatility Fund (Standard Class): Capital appreciation.
•	LVIP JPMorgan High Yield Fund (Standard Class): A high level of current income; capital appreciation is the secondary objective.
•	LVIP JPMorgan Mid Cap Value Managed Volatility Fund (Standard Class): Long-term capital appreciation.
•	LVIP MFS International Growth Fund (Standard Class): Long-term capital appreciation.
•	LVIP MFS Value Fund (Standard Class): Capital appreciation.
•	LVIP Mondrian International Value Fund (Standard Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
•	LVIP Money Market Fund (Standard Class): To maximize current income while maintaining a stable value of your shares (providing stability of net asset value) and preserving the value of your initial investment (preservation of capital).
•	LVIP Multi-Manager Global Equity Managed Volatility Fund (Standard Class)(2): Long-term growth of capital.
•	LVIP SSgA Bond Index Fund (Standard Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.
•	LVIP SSgA Conservative Index Allocation Fund (Standard Class)(2): A high level of current income, with some consideration given to growth of capital.
•	LVIP SSgA Conservative Structured Allocation Fund: (Standard Class)(2): A high level of current income, with some consideration given to growth of capital.

•	LVIP SSgA Developed International 150 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSgA Emerging Markets 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSgA Global Tactical Allocation Managed Volatility Fund (Standard Class)(2): Long-term growth of capital.
•	LVIP SSgA International Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
•	LVIP SSgA Large Cap 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSgA Moderate Index Allocation Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
•	LVIP SSgA Moderate Structured Allocation Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital.
•	LVIP SSgA Moderately Aggressive Index Allocation Fund (Standard Class)(2): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital.
•	LVIP SSgA Moderately Aggressive Structured Allocation Fund (Standard Class)(2): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital.
•	LVIP SSgA S&P 500 Index Fund (Standard Class)(1): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
•	LVIP SSgA Small-Cap Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
•	LVIP SSgA Small-Mid Cap 200 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term capital growth.
•	LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): To maximize capital appreciation.
•	LVIP Templeton Growth Managed Volatility Fund (Standard Class): Long-term capital growth.
•	LVIP U.S. Growth Allocation Managed Risk Fund (Standard Class): High level of current income and growth of capital, with an emphasis on growth of capital.
•	LVIP UBS Large Cap Growth Managed Volatility Fund (Standard Class): Long-term growth of capital in a manner consistent with the preservation of capital.
•	LVIP Vanguard Domestic Equity ETF Fund (Standard Class)(2): Long-term capital appreciation.
•	LVIP Vanguard International Equity ETF Fund (Standard Class)(2): Long-term capital appreciation.
•	LVIP VIP Mid Cap Managed Volatility Portfolio (Standard Class)(2): Capital appreciation.
•	LVIP Wellington Capital Growth Fund (Standard Class): Capital growth.
•	LVIP Wellington Mid-Cap Value Fund (Standard Class): Long-term capital appreciation.
MFS® Variable Insurance Trust, advised by Massachusetts Financial Services Company
•	Growth Series (Initial Class): Capital appreciation.
•	Utilities Series (Initial Class): Total return.
PIMCO Variable Insurance Trust, advised by PIMCO
•	PIMCO VIT CommodityRealReturn® Strategy Portfolio (Administrative Class): Maximum real return.
*	Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.
(1)	The Index this portfolio is managed to (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by one or more of the portfolio’s service providers (“Licensee”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI. S&P®, S&P GSCI® and the Index are trademarks of S&P and have been licensed for use by SPDJI and its affiliates and sublicensed for certain purposes by Licensee. The Index is not owned, endorsed, or approved by or associated with any additional third party. Licensee’s product(s) is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors and none of SPDJI, Dow Jones, S&P nor their respective affiliates or third party licensors make any representation regarding the advisability of investing in such product(s).
(2)	These are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities. As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.
Sub-Account Availability and Substitution of Funds
We may add, change or eliminate any Underlying Funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new Underlying Fund if:
1)	the shares of any Underlying Fund should no longer be available for investment by the Separate Account; or
2)	the Sub-Account has not attracted significant Owner allocations; or
3)	in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.
We will obtain any required approvals from Owners, the SEC, and state insurance regulators before substituting any Underlying Funds. Substitute Underlying Funds may have higher charges than the Underlying Funds being replaced
We may choose to add or remove Sub-Accounts as investment options under the Policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any Underlying Funds, we will make appropriate endorsements to the Policies.
If we obtain appropriate approvals from Owners and securities regulators, we may:
•	change the investment objective of the Separate Account;
•	operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;
•	deregister the Separate Account; or
•	combine the Separate Account with another separate account.
We will notify you of any change that is made.
Voting Rights
The Underlying Funds do not hold regularly scheduled shareholder meetings. When an Underlying Fund holds a special meeting for the purpose of approving changes in the ownership or operation of the Underlying Fund, the Company is entitled to vote the shares held by our Sub-Account in that Underlying Fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the Underlying Fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding Underlying Fund, as of a date chosen by the Underlying Fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your Policy. If we do not receive instructions from you, we will vote the shares attributable to your Policy in the same proportion as we vote other shares based on instructions received from other Owners. Since Underlying Funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the Underlying Funds, and those votes may affect the outcome.
Each Underlying Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Underlying Fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Owner provide their voting instructions to the Company. Even though Owners may choose not to provide voting instruction, the shares of an Underlying Fund to which such Owners would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the Underlying Fund which it owns at a meeting of the shareholders of an Underlying Fund, all shares voted by the Company will be counted when the Underlying Fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.
Indexed Account Options
The Indexed Account consists of Indexed Account Options as shown in your Policy Specifications. Please consult your financial advisor to determine which of the following Indexed Account Options are available to you. We reserve the right to add and remove one or more Indexed Account Options, but at least one will be available to you.
Any money allocated to the Indexed Account will first be deposited into the Holding Account (see section headed “Policy Values” for a more detailed discussion on Holding Account Value). On the 15th day of the calendar month, any money in the Holding Account will be applied to the Indexed Account Option(s) you have selected per your allocation instructions. This will begin a new “Segment”, which is a portion of the Indexed Account created each time a transfer is made from the Holding Account to the Indexed Account. A Segment lasts for a 12-month term and is eligible for Indexed Credits (see below) at the “Segment Maturity Date” (the last day of the 12-month term). Each such application to an Indexed Account Option starts a new Segment. You may have multiple Segments at any given time.
Indexed Account Options are eligible for non-guaranteed Indexed Interest which is linked to the percentage change of the Index from the start to the end of the Segment — also known as 1 Year Point to Point (PTP). Each Indexed Account Option determines the crediting rate through a different method employing a “Cap” and/or a “Participation Rate”, which are declared at the beginning of each Segment. A Cap is a limit on the index growth used in calculating the Indexed Credit. The Participation Rate reflects how much of that growth you will be able to realize under the Indexed Account Option(s) you have chosen. The guaranteed minimum Cap and/or Participation Rate is shown in your Policy Specifications. Subsequent Caps and/or Participation Rates may differ, but will never be less than the guaranteed minimum rate. Please contact your financial advisor to determine the current Cap and/or Participation Rate. For all Indexed Account Options, Indexed Crediting is applied on the Segment Maturity Date at a rate guaranteed to be no less than 1.00% annually.
1 Year PTP Capped Indexed Account Option: Earns the full PTP percentage increase of the Index up to the Cap declared at the beginning of the Segment. The Cap will never be less than 1.0%.

Advantages: Performs optimally in a moderate market.
Disadvantages: When market returns are higher, the cap may limit credited interest when compared to the Uncapped account. When Market returns are lower, credited interest is not increased through a higher participation rate when compared to the High Participation Indexed Account Option.
1 Year PTP Uncapped Indexed Account Option: Earns a portion of the PTP percentage increase of the Index based on a Participation Rate declared at the beginning of the Segment. The Participation Rate will never be less than 15%.
Advantages: Performs optimally when market returns are at their highest.
Disadvantages: When market returns are low to moderate, the lower participation rate may limit credited interest when compared to Capped or High Participation Indexed Account Options.
1 Year Point-to-Point High Participation Indexed Account Option: Earns the PTP percentage increase of the Index increased by a Participation Rate up to a Cap declared at the beginning of the Segment. The Participation Rate will never be less than 140%. The Cap will never be less than 1.0%.
Advantages: Performs optimally when market returns are lower.
Disadvantages: As market increases, the cap may limit credited interest when compared to the Capped or Uncapped Indexed Account Options.
How the current Indexed Account Options perform in different hypothetical scenarios using the assumed Cap and Participation Rate shown:
	Crediting Rate by Indexed Account Option
Hypothetical Index Return	1 Year PTP Capped Indexed Account Option Cap: 9.5% Participation Rate: 100%	1 Year PTP Uncapped Indexed Account Option Cap: N/A Participation Rate: 52.5%	1 Year PTP High Participation Indexed Account Option Cap: 8% Participation Rate: 140%
-4%	1%	1%	1%
6%	6%	3.15%	8%
8%	8%	4.2%	8%
15%	9.5%	7.87%	8%
32%	9.5%	16.8%	8%
Based on the assumptions shown, performs best when Index returns approximately:	8% to 18.09%	18.09% and up	0.72% to 8%
POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your Policy, assuming risks associated with your Policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.
In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each Underlying Fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the Underlying Funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from Underlying Fund assets. Values in the Sub-Accounts are reduced by these charges. Future Underlying Fund expenses may vary. Detailed information about charges and expenses incurred by an Underlying Fund is contained in each Underlying Fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charges, will be deducted from the value of each Sub-Account and the Fixed Account in the same proportion as the balances invested in the total of such account(s) as of the date on which deduction is made, unless you and we agree otherwise in writing. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Monthly Deduction, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost of the Monthly Deduction has been satisfied. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. At the time a Monthly Deduction causes a reduction to the value of a Segment, an Index Bonus may be credited. See section headed “Index Account Options”. Currently we will permit you to designate the specific Sub-Accounts and/or the Fixed Account from which you wish Monthly Deductions to be deducted. However, we reserve the right to terminate or change this practice upon notice to you.
If you have selected designated Sub-Accounts, and in a given month there is not sufficient value in one or more of those Sub-Accounts to cover the Monthly Deduction, we will deduct the remaining Monthly Deduction from the Sub-Accounts which have value in the same proportion as the balances invested in the total of such account(s) as of the day the deduction is made. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Monthly Deduction, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost of the Monthly Deduction has been satisfied. The Monthly Deductions are made on the “Monthly Anniversary Day,” which is the Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. You may select or change designated Sub-Accounts at any time prior to a Monthly Anniversary Day by contacting our Administrative Office.
If the Surrender Value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction. If payment is not received before the end of the Grace Period, the Policy may lapse. (Please see the “Lapse and Reinstatement” section of this prospectus.)
Premium Load; Net Premium Payment
We make a deduction from each Premium Payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We currently deduct 5.5% from each Premium Payment in all Policy Years. We reserve the right to increase this charge, but guarantee it will not exceed 6.0% from each Premium Payment. The Premium Payment, net of the Premium Load, is called the “Net Premium Payment.”
Surrender Charges
A Surrender Charge may apply if the Policy is totally surrendered or has a decrease in the Specified Amount of death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
The Surrender Charge varies by age of the Insured, the number of years since the date of policy issue or the date of an increase in Specified Amount, and the Specified Amount. The Surrender Charge will never exceed $43.52 per $1,000 of Specified Amount. A personalized schedule of Surrender Charges is included with each Policy. You may obtain more information about the Surrender Charges that would apply to your Policy by requesting a personalized illustration from your insurance representative.
For up to 8 years from the Policy Date and up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy. For up to 8 years from the Policy Date or up to 8 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount. The length of the Surrender Charge period is shown in your Policy Specifications.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account in the same proportion as the balances invested in the total of such account(s) as of the date on which deduction is made. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Surrender Charges, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost to cover the Surrender Charge has been satisfied. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. The Surrender Charge will not exceed the then current Accumulation Value less any Indebtedness. All Surrender Charges decline to zero within 8 years following policy issue, or any increase in Specified Amount.
Upon either a Full Surrender of the Policy or a decrease in Specified Amount, the charge will be subject to the following conditions:
A. For decreases in Specified Amount, excluding Full Surrender of the Policy, no Surrender Charge will be applied where the decrease:
1)	occurs after the tenth Policy Anniversary following Policy issue or increase in Specified Amount; or
2)	is caused by a Partial Surrender.
B. For all other decreases, the charge will be calculated as 1) divided by 2) and then multiplied by 3), where:
1)	is the amount of the decrease;
2)	is the Initial Specified Amount; and
3)	is the then applicable Surrender Charge from the schedule in the Policy.
We may refuse or limit requests for decreases in Specified Amount, to the extent there is insufficient Surrender Value to cover the necessary Surrender Charges.
If you increase the Specified Amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing Specified Amount. Upon an increase in Specified Amount, we will send you a confirmation of the increase.
Upon Full Surrender of your Policy following a decrease in Specified Amount, the Surrender Charge will be calculated as the entire amount shown in the Policy Specifications, multiplied by one minus the percentage of the Initial Specified Amount for which a Surrender Charge was previously assessed. The charge assessed upon a Full Surrender will not exceed the then current Accumulation Value less any Indebtedness.
In addition, if your Policy includes the Exec Enhanced Surrender Rider, you may surrender your Policy for an enhanced Surrender Value provided under the rider, without being subject to the Policy Surrender Charges.
Any surrender may have tax implications. Consult your tax or other financial advisor before initiating a surrender.
Partial Surrender Fee
No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.
Transfer Fee
For each transfer request in excess of 24 made during any Policy Year, we reserve the right to charge you an Administrative Fee of $25.
In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that Policy Year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account. You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge
We assess a daily Mortality and Expense Risk Charge (“M&E”) as a percentage of the Policy’s Separate Account Value. The mortality risk assumed is that the Insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the Policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.20% in all Policy Years. The current charge is at an effective annual rate of 0.15% in Policy Years 1-15 and 0.00% in Policy Years 16 and beyond.
Cost of Insurance Charge
A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value.
The Cost of Insurance Charge for your Policy depends on the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit, without regard to any benefits payable at the Insured’s death under any riders, minus the greater of zero or the Policy’s Accumulation Value. Because the Accumulation Value will vary with investment performance, Premium Payment patterns and charges, the Net Amount at Risk will vary accordingly.
The monthly Cost of Insurance Charge is equal to A) multiplied by the result of B) minus C), where:
A) is the current cost of insurance rate as determined by the Company;
B) is the death benefit at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor (1 plus .00082954), divided by 1,000; and
C) is the Accumulation Value at the beginning of the Policy Month after the deduction of the monthly Administrative Fee (as described below) but prior to the deduction for the monthly Cost of Insurance, divided by 1,000.
The Net Amount at Risk Discount Factor is the monthly equivalent of an effective annual rate of 1.0%.
The maximum rates that we may use are found in the guaranteed maximum cost of insurance rate table in your Policy’s Specifications. The applicable cost of insurance rate used in this monthly calculation for your Policy depends upon the Policy’s duration, the age, gender (in accordance with state law) and underwriting category of the Insured. Please note that it will generally increase each Policy Year as the Insured ages. Current cost of insurance rates, in general, are determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). For this reason, they may be less than the guaranteed maximum rates shown in the Policy. Accordingly, your monthly Cost of Insurance Charge may be less than the amount that would be calculated using the guaranteed maximum cost of insurance rate shown in the table in your Policy. Also, your monthly Cost of Insurance Charge will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” in this prospectus.
Administrative Fee
There is a monthly Administrative Fee, (as shown in Table II of this prospectus and reflected as the “Monthly Administrative Fee” in the Policy Specifications), which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including but not limited to premium billing and collection, policy value calculation, confirmations, and periodic reports. It is calculated as A) plus B) plus C) where:
A) a flat Monthly Deduction of $10. This is deducted during all Policy Years up to age 121 on a guaranteed basis. Currently this is deducted to age 100.
B) for the first 10 Policy Years from the Policy Date or increase in Specified Amount, a per $1,000 charge which varies with the Insured’s issue age, gender, death benefit option, Benefit Selection Option, and premium class. This charge will never exceed $1.97 per month per $1,000 of Initial Specified Amount or increase in Specified Amount.
C) for the first 15 Policy Years from the Policy Date, a percentage of the value in the Holding Account and Indexed Account, guaranteed not to exceed an annual effective rate of 0.15%.
Policy Loan Interest
If you borrow against your Policy in the form a Fixed Loan, interest will be charged to the Loan Account Value. The annual effective interest rate is 4.0% in years 1-10, 3.0% in years 11 and beyond. We will credit 3.0% interest on the Loan Account Value in all years.
Interest charged on a Participating Loan will be at an annual effective rate of 6.0% in years 1-10, 5.0% in years 11 through attained age 121, and 3.0% thereafter.
The amount of your Fixed Loan or Participating Loan, plus any accrued but unpaid interest, equals your Indebtedness.
Rider Charges
Exec Enhanced Surrender Value Rider.   If application is made for Policies on a multi-life basis (as the Lincoln AssetEdge® Exec VUL 2015), there is a monthly charge for this rider during Policy Years 2-5 of $0.05 per $1,000 of Initial Specified Amount for Option 1 and $0.075 per $1,000 of Initial Specified Amount for Option 2.
Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.
Waiver of Monthly Deduction Rider.  The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the Policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the Insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your Policy.
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.
The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the Insured and Owner; Policy Date; the Initial Specified Amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; No-Lapse Premium (subject to availability); and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and there may be a new contestable period for the new Policy. The death benefit and policy values may be less for some period of time in the new Policy.
Once your Policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.
We cannot process your requests for transactions relating to the Policy until we have received the request in “Good Order” at our Home Office. “Good Order” means the actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.
Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.
Application
If you decide to purchase a Policy, you must first complete an application. A completed application identifies the proposed Insured and provides sufficient information to permit us to begin underwriting risks in the Policy. We require a medical history and examination of the proposed Insured. Based on our review of medical information about the proposed Insured, we may decline to provide insurance, or we may place the proposed Insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the Insured.
A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the Insured is at least age 16 and at most age 85, if the Policy is fully underwritten. Other age limits may apply if this Policy is not fully underwritten. Age will be determined by the nearest birthday of the Insured.
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a Policy. When you apply for a Policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.
Owner
The Owner on the Date of Issue is designated in the Policy Specifications. You, as Owner, will make the following choices:
1)	initial death benefit amount , death benefit option, and death benefit qualification test;
2)	optional riders;
3)	the amount and frequency of Premium Payments; and

4)	the amount of Net Premium Payment to be allocated to the selected Sub-Accounts , the Fixed Account, or the Indexed Account.
In addition, for Policies sold on a multi-life basis as Lincoln AssetEdge® Exec VUL 2015, the Exec Enhanced Surrender Value Rider will automatically be included with each Policy, and the Owner of each Policy will have choice of which enhancement option is desired. (See discussion of “Exec Enhanced Surrender Value Rider” in the Riders section of this prospectus).
You are entitled to exercise rights and privileges of your Policy as long as the Insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans,  make Partial Surrenders, Surrender the Policy entirely,  request a Reduction in Specified Amount, name a new Owner, and assign the Policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the written request. In addition to changes in ownership or Beneficiary designations, you should make certain that our records are up to date with respect to your address and contact information and, to the extent possible, the address and contact information of any Beneficiaries. This will ensure that there are no unnecessary delays in effecting any changes you wish to make, ownership privileges you wish to exercise or payments of proceeds to you or your Beneficiaries. Exercising a change in ownership may cause a taxable event. You should consult a tax advisor prior to exercising a change in ownership to determine the tax consequences of such exercise.
Right to Examine Period
You may return your Policy to us for cancellation within 10 days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the Right to Examine Period. If the Policy is returned for cancellation within the Right to Examine Period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms. If a Premium Payment was made by check, there may be a delay until the check clears.
Any Net Premium Payments received by us within ten days of the date the Policy was issued will be held in the money market Sub-Account. At the end of that period, it will be allocated among the Sub-Accounts, Fixed Account, and Indexed Account which you designated. Any Net Premium Payments allocated to the Indexed Account will be held in the Holding Account until the next Indexed Account Allocation Date. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.
Initial Specified Amount
You will select the Initial Specified Amount of death benefit on the application. This may not be less than  $100,000 (other limits may apply when your Policy is not fully underwritten). This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial Specified Amount is shown on the Policy Specifications page.
Transfers
You may make transfers among the Sub-Accounts and the Fixed Account, and from these accounts to the Indexed Account, subject to certain provisions. You should carefully consider current market conditions and each Underlying Fund’s objective and investment policy before allocating money to the Sub-Accounts. Transfers from the Indexed Account can only be made from a Segment that has reached the end of its 12-month term (“Matured Segment”), based on your allocation instructions. Money cannot be transferred out of a Segment.

During the first Policy Year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar Cost Averaging program described below. The amount of all transfers from the Fixed Account in any other Policy Year may not exceed the greater of:
1)	25% of the Fixed Account Value as of the immediately preceding Policy Anniversary, or
2)	the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.
Due to these limitations, if you want to transfer all of your value from the Fixed Account to one or more Sub-Accounts or the Indexed Account, it may take several years to do so. We reserve the right to waive these transfer restrictions from the Fixed Account at any time. Please contact your financial advisor to determine if a waiver is currently in effect.
Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm instructions are genuine. Any instructions, which we reasonably believe to be genuine, will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.
Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Any transfer among the Sub-Accounts or to the Fixed Account or the Indexed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in Good Order before the close of regular trading on the NYSE (generally 4pm Eastern time on a business day) will normally be effective that day. There may be circumstances under which the NYSE may close before 4pm. In such circumstances transactions requested after such early closing will be processed using the accumulation unit value computed the following trading day.
Some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Underlying Fund's investment advisor, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the Underlying Funds' own policies and procedures on market timing activities. If an Underlying Fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests.
Market Timing
Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the Underlying Funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the Underlying Fund's portfolio, and increase brokerage and administrative costs of the Underlying Funds. As an effort to protect our Owners and the Underlying Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other Owners or shareholders.
In addition, the Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. You should note that, these policies and procedures may result in an Underlying Fund deferring or permanently refusing to accept Premium Payments or transfers for the reasons described in “Transfers”, above. In such case, our rights and obligations will be as described in “Transfers”. Some of the Underlying Funds may also impose Redemption Fees on short-term trading (i.e., redemptions of Underlying Fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such Redemption Fees on behalf of the Underlying Funds. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.
However, under the SEC rules, we are required to: (1) enter into written agreement with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate excessive trading policies established by the Underlying Fund.
You should be aware that the purchase and redemption orders received by Underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or Separate Accounts to which Premium Payments and policy values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance policies. The omnibus nature of these orders may limit the Underlying Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Underlying Funds (and thus our Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the Underlying Funds. In addition, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.
Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Owners within given periods of time. In addition, managers of the Underlying Funds might contact us if they believe or suspect that there is market timing. If requested by an Underlying Fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific Underlying Fund policies and procedures.
We may increase our monitoring of Owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple policies owned by the same Owner if that Owner has been identified as a market timer. For each Owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the Underlying Funds that may not have been captured by our Market Timing Procedures.
Once an Owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the Owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the Policy Year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions from or on behalf of an Owner who has been identified as a market timer are inadvertently accepted, we will reverse the transaction within 1 to 2 business days of our discovery of such acceptance. We will impose this “original signature” restriction on that Owner even if we cannot identify, in the particular circumstances, any harmful effect from that Owner's particular transfers.
Owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Owners determined to be engaged in such transfer activity that may adversely affect other Owners or Underlying Fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your Underlying Fund shares and increased brokerage and administrative costs in the Underlying Funds. This may result in lower long-term returns for your investments.
Our Market Timing Procedures are applied consistently to all Owners. An exception for any Owner will be made only in the event we are required to do so by a court of law. In addition, certain Underlying Funds available as investment options in your Policy may also be available as investment options for Owners of other, older life insurance policies issued by us.
Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, we cannot guarantee that the Underlying Funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Owners or as applicable to all Owners with policy values allocated to Sub-Accounts investing in particular Underlying Funds. We also reserve the right to implement and administer Redemption Fees imposed by one or more of the Underlying Funds in the future.
Optional Sub-Account Allocation Programs
You may elect to participate in programs for Dollar Cost Averaging or Automatic Rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.
Dollar Cost Averaging systematically transfers specified dollar amounts from the money market Sub-Account or on a limited basis from the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Dollar Cost Averaging transfers from the Fixed Account can only be elected at the time your Policy is issued. Transfers from the money market Sub-Account may be elected at any time while your Policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.
If the Owner elects Dollar Cost Averaging from either the money market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.
You may elect Dollar Cost Averaging at the time you apply for your Policy. In addition, you may elect Dollar Cost Averaging after your Policy has been issued by contacting our Administrative Office in writing at the address shown on the first page of this prospectus or by calling 1-800-487-1485.
Dollar Cost Averaging terminates automatically:
1)	if the value in the money market Sub-Account or on a limited basis from the Fixed Account is insufficient to complete the next transfer;
2)	seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;
3)	after 12 or 24 months (as elected by you); or
4)	if your Policy is surrendered or otherwise terminates.
From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your financial advisor to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging program. Any changes will not affect Owners currently participating in the Dollar Cost Averaging program.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account and the Indexed Account are not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing. Automatic Rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis. Automatic Rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments. Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and Underlying Fund before electing to participate in Automatic Rebalancing.
You may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated, or the allocation may be changed at any time, by contacting our Administrative Office.
Riders
We may offer you riders to your Policy from time to time. Riders may alter the benefits or charges in your Policy. Rider availability may vary by whether the Policy is fully underwritten, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict or enhance the terms of your Policy, or of other riders in force. Consult your financial and tax advisors before adding riders to, or deleting them from, your Policy.
Change of Insured Rider.   With this rider, you may name a new Insured in place of the current Insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current Insured’s 65th birthday. There is no separate charge for this rider; however, policy charges applicable to the new Insured may differ from charges applicable to the current Insured. Exercising the Change of Insured Rider is a fully taxable event.
Exec Enhanced Surrender Value Rider – Multi-Life Basis.  If application is made for Policies to be purchased by a business or entity (i.e. an association, or trust established by business or association to fund employee or member benefits) on a multi-life basis (multiple Policies covering several Insureds who share a common association, employment or business relationship), the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) is required and will automatically be issued with each Policy. Please note that only businesses and entities may purchase this Policy on a multi-life basis and that only such businesses or entities may own the Policy and exercise the ownership privileges provided by the Policy (e.g. electing options, changing Beneficiaries, surrendering, borrowing). At the time of application, you will be able to choose between two options, each of which provide for an increase in the amount that may be received upon a Full Surrender of a Policy than would otherwise be available under the Policy’s terms (“Enhanced Surrender Value”). To receive the Enhanced Surrender Value, the Policy must be fully surrendered during the “Exec Enhanced Surrender Value Period.” The Exec Enhanced Surrender Value Period is the number of Policy Years, starting from the date the Policy is issued, during which Surrender Charges apply to the Policy. Once the Policy is issued, the Owner will not be able to change Options. This rider does not provide for an Enhanced Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of: the Full Surrender of the Policy for the benefit provided by this rider; the end of the Exec Enhanced Surrender Value Period; lapse of the Policy; or exchange, replacement, or any termination of the Policy other than for the benefits provided by the Change of Insured Rider. In Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider. You may not terminate the rider without terminating the Policy.
Under Option 1, the rider provides an increase in the amount you may receive upon a Full Surrender of the Policy than otherwise would be available under the terms of the Policy by waiving the Surrender Charge. To receive this increased amount (“Enhanced Surrender Value”) your Policy must be fully surrendered during the Exec Enhanced Surrender Value Period (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated).
Under Option 1, if the Policy is fully surrendered at any time during the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your Policy is surrendered will equal:

1)	the Policy's Accumulation Value; minus
2)	Indebtedness
Under Option 2, if you fully surrender your Policy during the first five Policy Years, this rider provides an increase in the amount you may receive as an Enhanced Surrender Value by waiving the Surrender Charge and by providing a credit for a portion of the monthly Administrative Fees that otherwise would be imposed during this period. The credit is calculated according to the formula shown below and is based on: (a) the lesser of the Initial Specified Amount or current Specified Amount, multiplied by a per $1,000 of Specified Amount adjustment rate that will be shown in the Policy Specifications of your Policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate.” The credit will offset a portion of those charges described in the Administrative Fees section of “Table II: Periodic Charges Other Than Fund Operating Expenses” as a monthly fee per dollar of Initial Specified Amount or increase in Specified Amount. After the first five Policy Years, the Enhanced Surrender Value will be calculated in the same manner as Option 1, shown above.
Under Option 2,
(a)	if the Policy is fully surrendered during the first five Policy Years of the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your Policy is surrendered will equal:
1)	the Policy's Accumulation Value; minus
2)	Indebtedness; plus
3)
(A)	the lesser of (i) the Initial Specified Amount or (ii) the current Specified Amount, multiplied by
(B)	the Enhanced Surrender Value Per Thousand Adjustment Rate, shown in your Policy Specifications. Note: The result of this calculation provides a credit against a portion of the monthly Administrative Fees imposed during this period and will provide an offset against those charges described in the Administrative Fees section of “Table II: Periodic Charges Other Than Fund Operating Expenses” as a monthly fee per dollar of Initial Specified Amount or increase in Specified Amount.
(b)	if the Policy is fully surrendered at any time after the fifth Policy Year and before the end of the Exec Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your Policy is surrendered will equal:
1)	the Policy's Accumulation Value; minus
2)	Indebtedness
Accordingly, Option 2 provides a higher Enhanced Surrender Value than Option 1 when the Policy is fully surrendered during the first five Policy Years of the Exec Enhanced Surrender Value Period.
Please see sample Policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial advisor.
Your Policy Accumulation Value at any point in time equals the sum of the Fixed Account Value, Separate Account Value, Holding Account Value, Indexed Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your Policy Surrender Value equals the Policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).
The following example demonstrates hypothetical Accumulation Values and Surrender Values with and without the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) showing the election of either Option 1 or Option 2 for a Policy with a 6 year Exec Enhanced Surrender Value Period:
Sample Policy

•	Insured: Male Standard Non-tobacco, age 55
•	Duration of Policy's Surrender Charge at issue: 6 years
•	Specified Amount: $2,500,000
•	Benefit Selection Option: Not Elected
•	Death Benefit Option: 1 (Level)
•	Planned annual Premium Payment: $60,000
•	No Indebtedness
•	Assumed Investment Return: 8.00% gross (7.35% net)*
•	For this case, the Enhanced Surrender Value Per Thousand Adjustment Rate is $4.39 per $1,000 of Specified Amount for Option 2

	Without Exec ESV Rider		With Exec ESV Rider – Option 1		With Exec ESV Rider – Option 2
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$38,911	$0	$38,911	$38,911	$38,911	$49,886
2	$80,760	$0	$79,199	$79,199	$78,419	$89,394
3	$125,770	$61,020	$122,531	$122,531	$120,911	$131,886
4	$174,179	$125,629	$169,134	$169,134	$166,612	$177,587
5	$226,244	$193,894	$219,258	$219,258	$215,765	$226,740
6	$282,241	$266,091	$274,727	$274,727	$270,970	$270,970
*	The Assumed Investment Return shown is illustrative only. Your investment return may be higher or lower than the rate used to create this table. The table is intended to illustrate the effect(s) of the application of the Exec ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.
Overloan Protection Rider.   If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.
We will automatically issue this rider with your Policy if the death benefit qualification test chosen is the Guideline Premium Test. This rider is not available with the Cash Value Accumulation Test. There is no charge for adding this rider to your Policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your Policy will be impacted as described in the rider.
Waiver of Monthly Deduction Rider.  If desired, you must select this rider when you initially apply for insurance. Monthly Deductions will be waived during periods of covered total disability commencing prior to the Policy Anniversary nearest the Insured’s 65th birthday. Charges for this rider, if elected, are part of the Monthly Deductions.
Continuation of Coverage
If the Insured is still living at attained age 121, and the Policy has not been surrendered, the Policy will automatically remain in force until surrender or death of the Insured.

The Death Benefit Proceeds payable under this Continuation of Coverage provision may be reduced if you have elected a Benefit Selection Option percentage. The Benefit Selection Option and the impact the Benefit Selection Option may have on the Continuation of Coverage provision is detailed in the section below headed “Benefit Selection Option”.
There are certain changes that will take place on the Policy Anniversary when the Insured reaches attained age 121:
1)	we will no longer accept Premium Payments;
2)	we will make no further deductions;
3)	policy values held in the Separate Account and Holding Account will be transferred to the Fixed Account;
4)	we will continue to credit interest to the Fixed Account;
5)	we will no longer transfer amounts to the Sub-Accounts;
6)	we will no longer allow any new Segments to be opened and the value of each Maturing Segment will be transferred to the Fixed Account on the Segment Maturity Date;
7)	we will convert a Participating Loan to a Fixed Loan; and
8)	we will continue to charge loan interest.
However, loan interest will continue to accrue.
Benefit Selection Option
When you apply for the Policy, you may elect the Benefit Selection Option. If you elect this option, you will reduce the Specified Amount used to calculate the Death Benefit Proceeds under the Continuation of Coverage provision if the Insured dies after reaching attained age 121.
With this option, you can choose to strike a balance between a potentially greater Accumulation Value and the death benefit protection provided after attained age 121 by the Continuation of Coverage provision of your Policy. When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances. This option is designed to reduce the Monthly Administrative Expense Fee deducted from your Policy and thereby reduce the cost of the death benefit provided by your Policy.
Since reducing the monthly charges will reduce the amounts deducted from your Policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and Indexed Account, and invested in the Sub-Accounts. Inasmuch as your election to reduce the Continuation of Coverage death benefit would not affect your Policy until the Insured reaches attained age 121, you should discuss with your financial advisor the extent to which your need for such protection may decrease at that point. Your financial advisor can prepare personalized illustrations which would demonstrate the impact of your choosing a Benefit Selection Option percentage greater than zero.
You elect this option by choosing a Benefit Selection Option percentage greater than zero. Your election will reduce the Policy’s Monthly Administrative Expense Fee; however, it will also reduce the death benefit provided by the Continuation of Coverage provision of your Policy to the extent that the death benefit is based upon the Specified Amount. The Continuation of Coverage provision of your Policy provides for a death benefit after the Insured has reached Attained Age 121 which is the greater of:
(i) the death benefit provided by the Death Benefit Option you have chosen (which is the Specified Amount or uses the Specified Amount as a factor in its calculation) (referred to as the “Continuation of Coverage Death Benefit Based Upon Specified Amount”); or
(ii) an amount equal to your Policy’s Accumulation Value on the date of death multiplied by the percentage shown in the corridor percentages table in the specifications pages of your Policy (referred to as the “Continuation of Coverage Death Benefit Based Upon Accumulation Value”),

both less Indebtedness (see section headed “Death Benefits – Death Benefit Options” for discussion of impact on death benefits of your choice of Death Benefit Options).
The following example shows three Policies on the same Insured. In the first Policy, the Benefit Selection Option was not elected; and in the second and third Policies the Benefit Selection Option (with differing percentages) was elected:
Male, 55 Year Old, Standard Non-tobacco
Benefit Selection Option	Monthly Administrative Expense Fee	Continuation of Coverage Specified Amount	Result
Election: None	$0.42167 per thousand of Specified Amount (higher)	100% of Specified Amount (higher)	This option offers the full Specified Amount during Continuation of Coverage. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.
Election: 50%	$0.26084 per thousand of Specified Amount (lower)	50% of Specified Amount (lower)	This option offers less than the full Specified Amount during Continuation of Coverage. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows somewhat more money to be invested in the Sub-Accounts or allocated to the Fixed Account and Indexed Account while providing a part of the Specified Amount during Continuation of Coverage.
Election: 100%	$0.10000 per thousand of Specified Amount (lowest)	0% of Specified Amount (lowest)	This option offers no Continuation of Coverage Specified Amount. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account and Indexed Account.
You elect this option by selecting a percentage from 1 to 100. This election must be made at Policy issue and is irrevocable. The impact of selecting a Benefit Selection Option percentage greater than zero on your Policy is best shown in an illustration. Please ask your financial advisor for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.
If elected, the percentage you select under this option will be shown in your Policy Specifications. Once your Policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.
Termination of Coverage
All policy coverage terminates on the earliest of:
1)	Full Surrender of the Policy;
2)	death of the Insured; or

3)	failure to pay the necessary amount of Premium to keep your Policy in force.
State Regulation
New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your Policy.
PREMIUMS
You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. There is no minimum Premium required, except as may be required to maintain the No-Lapse Provision, or to keep the Policy in force. Premium Payments may be required from time to time in order to insure that the Surrender Value of the Policy is sufficient to pay the Monthly Deductions. Otherwise, the Policy will lapse. (See the “Lapse and Reinstatement” section of this prospectus). Premiums may be paid any time before the Insured attains age 121, subject to our right to limit the amount or frequency of additional Premium Payments. (See the “Planned Premiums; Additional Premiums” section of this prospectus).
The initial Premium must be paid for policy coverage to be effective.
Allocation of Net Premium Payments
Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts, the Fixed Account, and the Indexed Account.
You first designate the allocation of Net Premium Payments among the Sub-Accounts, the Fixed Account, and the Indexed Account on a form provided by us for that purpose. Net Premium Payments will be allocated on the same basis as the initial Net Premium Payment unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time.
Net Premium Payments allocated to the Indexed Account are placed in the Holding Account until the next “Monthly Indexed Account Allocation Date”. The Monthly Indexed Account Allocation Date is the 15th day of the calendar month. You may change your Indexed Account allocations at any time; however, Indexed Account allocations changes received less than two business days prior to the Monthly Indexed Account Allocation Date will require allocation changes to be delayed until the next Monthly Indexed Account Allocation Date.
Maturing Segments will be allocated to the Fixed Account, Sub-Account(s), and Indexed Account per your allocation instructions.
The amount of Net Premium Payments allocated to the Sub-Accounts, the Fixed Account, and the Indexed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your Policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 p.m., Eastern Time, unless the New York Stock Exchange closes earlier.
The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.
Planned Premiums; Additional Premiums
Planned Premiums are the amount of periodic Premium (as shown in the Policy Specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice. We reserve the right to stop sending Premium reminder notices if no Premium Payment has been made within 2 Policy Years. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic Premium Payments at any time.

In addition to any Planned Premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.
Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied as Premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.
You may increase Planned Premiums, or pay additional Premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments. You may decrease Planned Premiums. However, doing so will impact your policy values and may impact how long your Policy remains in force.
We may require evidence of insurability if any payment of additional Premium (including Planned Premium) would increase the difference between the Specified Amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in Premium will be refunded without interest.
We may decline any additional Premium (including Planned Premium) or a portion of a Premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your Policy exceeds the limit is referred to as the Guideline Premium Test or, if you so elected at the time you applied for the Policy, the Cash Value Accumulation Test. The excess amount of Premium will be returned to you. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. Refer to the section headed “Tax Issues” for more information.
Policy Values
Policy value in your variable life insurance policy is also called the Accumulation Value.
The Accumulation Value equals the sum of the Fixed Account Value, Separate Account Value, Holding Account Value, Indexed Account Value, and Loan Account Value. At any point in time, the Accumulation Value reflects:
1)	Net Premium Payments made;
2)  the amount of any Partial Surrenders;
3)  any increases or decreases as a result of market performance of the Sub-Accounts;
4)  interest credited to the Fixed Account, Holding Account, Indexed Account or the Loan Account;
5)  Persistency Bonuses, if any;
6)  Index Bonuses, if any;
7)  Monthly Deductions; and
8)  all charges and fees deducted.
The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. The current value of each Sub-Account is determined by multiplying the number of Variable Accumulation Units credited or debited to that Sub-Account with respect to this Policy by the Variable Accumulation Unit Value of that Sub-Account for such Valuation Period.
The “Variable Accumulation Unit” is a unit of measure used in the calculation of the value of each Sub-Account. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
1)	the total value of Underlying Fund shares held in the Sub-Account is calculated by multiplying the number of Underlying Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Underlying Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Underlying Fund made during the Valuation Period; minus

2)	the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
3)	the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.
In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily Mortality and Expense Risk Charge multiplied by the number of calendar days in the Valuation Period.
The Fixed Account Value, if any, reflects amounts allocated to or transferred to or from the Fixed Account, plus interest credited, any Persistency Bonuses (see below) and less any deductions including Partial Surrenders. Fixed Account principal is not subject to market fluctuation and interest is credited daily at the greater of a rate of 0.00272616% (equivalent to a compounded annual rate of 1.0%) or a higher rate determined by the Company.
The Loan Account Value, if any, reflects any outstanding Fixed Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account Value. Interest is credited on the Loan Account at an effective annual rate of 3.0% in all years.
The Holding Account Value, if any, reflects amounts allocated to or transferred to or from an account called the “Holding Account”, plus interest credited, and less any deductions including Partial Surrenders. Any money allocated to the Indexed Account will first be deposited into the Holding Account. Interest is credited daily at the greater of a rate of 0.00272616% (equivalent to a compounded annual rate of 1.0%) or a higher rate determined by the Company.
The Indexed Account Value, if any, reflects the sum of all Segments that have not met their Segment Maturity Date. The value of a Segment is the amount of any transfer from the Holding Account, plus any Index Bonus credits, less any deductions including Partial Surrenders. Value that has remained in a Segment until the Segment Maturity Date is eligible for an Indexed Credit. Refer to the section of this prospectus headed “Indexed Account Options” for further detail regarding the calculation of Indexed Credits and your Indexed Account Options.  The Value of a Maturing Segment will be allocated to the Fixed Account, Sub-Account(s), and Indexed Account Options per your allocation instructions. You may establish more than one Segment on the same date and there are currently no limitations on the number of Segments in effect at one time
Index Bonus
One of the considerations for allocating to the Fixed Account is to provide sufficient value to cover Monthly Deductions. However, putting too much money in the Fixed Account can reduce the potential for Indexed Account growth.
The Index Bonus is designed to eliminate the need to direct allocations to the Fixed Account for the purpose of covering Monthly Deductions. If the Policy Value is greater than zero and a Monthly Deduction is to be applied against a Segment, we guarantee to credit an Index Bonus. The amount credited will equal the total reduced value of all Segments multiplied by a factor that approximates the interest you would have been credited if that value had been in the Fixed Account, guaranteed to be no less than an effective annual rate of 1.0%. The Index Bonus will be credited on the Monthly Anniversary Day, after the processing of the Monthly Deduction, to the most recently opened Segment with a value greater than zero.  If multiple Segments were opened on the same allocation date, a prorated portion of the Index Bonus will be credited to each of the Segments.

Persistency Bonus
On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in Policy Year 16, we will credit a Persistency Bonus to the Fixed Account and any of the Sub-Account(s) in the same proportion as the balances invested in the total of such account(s) as of the date the credit is applied, at an annual rate guaranteed to be not less than 0.35% of the Fixed Account Value and Sub-Account Value on the Monthly Anniversary Day.
The Persistency Bonus is based upon reduced costs in later Policy Years that we can pass on to policies that are still in force. Our payment of the Persistency Bonus will not increase or affect the charges and expenses of your Policy or any riders other than by virtue of increasing the Sub-Account values and Accumulation Value upon which certain charges and expenses of the Policy are based.
Annual Statement
We will tell you at least annually the Accumulation Value, the number of accumulation units credited to your Policy, current accumulation unit values, Sub-Account values, the Fixed Account Value, Holding Account Value, Indexed Account Value, and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your Policy.
DEATH BENEFITS
The “Death Benefit Proceeds” is the amount payable to the Beneficiary upon the death of the Insured, based upon the death benefit option in effect. Indebtedness, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders and your selection of a Benefit Selection Option percentage may impact the amount payable as Death Benefit Proceeds in your Policy. Refer to the section of this prospectus headed “Continuation of Coverage” for a discussion of the death benefits for age 121 and later.
Death Benefit Proceeds
The Death Benefit Proceeds payable upon the death of the Insured will be the greater of:
1)	the amount determined by the death benefit option (see below) in effect on the date of the death of the Insured, less any Indebtedness; or
2)	an amount equal to the Accumulation Value on the date of death plus any interest credited to a Segment that has not reached maturity on the date of the Insured's death at the guaranteed annual interest of 1.0% applied on a prorated basis multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Indebtedness. (Please note that the investment performance of the Sub-Accounts you have chosen will impact the Accumulation Value and therefore may affect the amount of Death Benefit Proceeds payable.)
Death Benefit Options
Three different death benefit options are available. You may choose the death benefit option at the time you apply for your Policy. If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply. (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your Policy has been issued). Your financial advisor can assist you in determining the option that best meets your needs.
The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the	Variability
1	Specified Amount (a minimum of $100,000) level death benefit, less any Partial Surrenders after the date of death.	None; level death benefit
2	The greater of:
a) the sum of the Specified Amount plus the Accumulation Value as of the date of the Insured’s death, less any Partial Surrenders after the date of death; or
b) the Specified Amount as of the date of the Insured's death, multiplied by 115%, less any Partial Surrenders after the date of death.

	For all other Policies, only a) applies.	May increase or decrease over time, depending on the amount of Premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account and Indexed Account.
3	Sum of the Specified Amount plus the accumulated Premiums, up to the Death Benefit Option 3 limit as shown on the Policy Specifications less any Partial Surrenders after the date of death.	Will generally increase, depending on the amount of Premium paid.
A Partial Surrender after the date of death is amounts we may have paid to the Owner after the date of the Insured’s death but before the death of the Insured was reported to us.
Your choice of death benefit option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the Net Amount at Risk. The Net Amount at Risk for your Policy is the difference between the Specified Amount and the Accumulation Value of your Policy. Therefore, for example, if you choose Death Benefit Option 1, if your Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less that if your Accumulation Value did not increase or declined. (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)
The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.
Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed “Policy Surrenders - Partial Surrender” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)
Changes to the Initial Specified Amount and Death Benefit Options
Within certain limits, you may decrease (reduce) or, with satisfactory evidence of insurability, increase the Specified Amount. Any increase in Specified Amount may increase the Net Amount at Risk and the Cost of Insurance Charge. (See the “Cost of Insurance Charge” section of this prospectus.) The minimum Specified Amount is currently  $100,000 (other limits may apply when your Policy is not fully underwritten).
A Partial Surrender may reduce the Specified Amount. If the Specified Amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced. (See section headed “Policy Surrenders - Partial Surrender” for details as to the impact a Partial Surrender may have on the Specified Amount.)
The death benefit option may be changed to Death Benefit Option 1, subject to our consent, as long as the Policy is in force.
You must submit all requests for a change to Death Benefit Option 1 and changes in the Specified Amount in writing to our Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact
2 to 1	The Specified Amount will be increased by the greater of:
a) the Accumulation Value as of the effective date of change; or
b) the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.
(This changes the death benefit under the Policy from one that may increase over time by the growth in the Accumulation Value to a level death benefit.)
3 to 1	The Specified Amount will be increased by accumulated Premiums up to the Death Benefit Option 3 limit as shown on the Policy Specifications as of the effective date of the change.
Death Benefit Option 2 or Death Benefit Option 3 may only be elected at the time you apply for your Policy.
A Surrender Charge may apply to a Reduction in Specified Amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in the specifications pages of each Policy.
Any Reduction in Specified Amount will be made against the Initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to your Policy. Changes in Specified Amount do not affect the Premium Load as a percentage of Premium.
We may decline any request for Reduction in Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount. We may also decline such a request if it would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the Policy.
Also, because the death benefit qualification tests, as discussed below, require certain ratios between Premium and death benefit and between the Policy’s Accumulation Value and death benefit, we may increase the Policy's death benefit above the Specified Amount in order to satisfy the test you elected. If the increase in the Policy's death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.
Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the Policy’s Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.
Death Benefit Qualification Test
You will have the opportunity to choose between the two death benefit qualification tests defined in Section 7702 of the Internal Revenue Code (“Code”), the “Cash Value Accumulation Test” and the “Guideline Premium Test”. If you do not choose a death benefit qualification test at that time, you will be deemed to have chosen the Guideline Premium Test. Once your Policy has been issued and is in force, the death benefit qualification test cannot be changed. The Cash Value Accumulation Test is not available if you choose Death Benefit Option 3.
The Guideline Premium Test calculates the maximum amount of Premium that may be paid to provide the desired amount of insurance for an Insured of a particular age. Because payment of a Premium amount in excess of this amount will disqualify the Policy as life insurance, we will return to you any amount of such excess. The test also applies a prescribed percentage factor, to determine a minimum ratio of death benefit to Accumulation Value. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.
The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the “Net Single Premium” required to fund the future benefits under the Policy. (The “Net

Single Premium” is calculated in accordance with Section 7702 of the Code and is based on the Insured’s age, risk classification and gender.) At any time the Accumulation Value is greater than the Net Single Premium for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a percentage that is defined as $1,000 divided by the Net Single Premium. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.
The tests differ as follows:
(1) The Guideline Premium Test expressly limits the amount of Premium that you can pay into your Policy; while the Cash Value Accumulation Test does not.
(2) The factors that determine the minimum death benefit relative to the Policy’s Accumulation Value are different and required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.
(3) If you wish to pay more Premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits the payment of higher amounts of Premium. Please note that payment of higher Premiums could also cause your Policy to be deemed a MEC (see Tax Issues, sub-section Policies That Are MEC’s in your prospectus).
(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.
(5) While application of either test may require an increase in death benefit, any increase in the Cost of Insurance Charges that arises as a result of the increase in the Policy’s Net Amount at Risk will generally be less under the Guideline Premium Test than under the Cash Value Accumulation Test. This is because the required adjustment to the death benefit under the Guideline Premium Test is lower than that which would result under the Cash Value Accumulation Test.
You should consult with a qualified tax advisor before choosing the death benefit qualification test.
Please ask your financial advisor for illustrations which demonstrate the impact of selection of each test on the particular Policy, including any riders, which you are considering.
Payment of Death Benefit Proceeds
Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the Insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
After receipt at our Administrative Office of proof of death of the Insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the Owner or the Beneficiary. Payment of the Death Benefit Proceeds may be delayed if your Policy is contested or if Separate Account Values cannot be determined.
Every state has unclaimed property laws which generally declare property, including monies owed (such as death benefits) to be abandoned if unclaimed or uncashed after a period of three to five years from the date the property is intended to be delivered or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered and, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you contact us and update your Beneficiary designations, including addresses, if and as they change.

POLICY SURRENDERS
You may surrender your Policy at any time by sending us your Policy along with a written request for surrender. If you surrender your Policy, all coverage will automatically terminate and may not be reinstated. Consult your tax advisor to understand tax consequences of any surrender you are considering.
The Surrender Value of your Policy is the amount you can receive by surrendering the Policy. The Surrender Value is the Accumulation Value less any Indebtedness, less any applicable Surrender Charge (the “Surrender Value”). If your Policy was purchased on a multi-life basis as Lincoln AssetEdge® Exec VUL 2015, which includes the Exec Enhanced Surrender Value Rider, your Surrender Value may be enhanced if you fully surrender your Policy during the Surrender Charge period.
Any surrender results in a withdrawal of values from the Sub-Accounts, the Fixed Account, and the Indexed Account that have values allocated to them. If value is deducted from a Segment that has not reached maturity in the Indexed Account, the amount of interest that will be applied to the reduction in value of the Segment will be a prorated portion of the guaranteed annual interest of 1.0%. Any surrender from a Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven calendar days (or the Valuation Day next succeeding such day) of our receipt of your request.
At any time, you may transfer all of the Separate Account Value, Indexed Account Value and Holding Account Value to the Fixed Account. You may then surrender the Policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of the Separate Account. The new policy will not require the payment of further Premiums, and the amount of the death benefit will be equal to what can be purchased on a single Premium basis by the Surrender Value of the Policy you are surrendering. No further administrative fees will be deducted under the new Policy. Note, too, you will not be able to continue any supplementary or additional benefits provided by riders under the original Policy. Please contact your financial advisor for an illustration of the policy you could receive if you decide to exchange your Policy.
Partial Surrender
You may make a Partial Surrender, withdrawing a portion of your policy values. You must request a Partial Surrender in writing. The amount of any Partial Surrender may not exceed 90% of the Policy’s Surrender Value as of the date of your request for a Partial Surrender. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below. If you wish to make a surrender in excess of 90% of the Surrender Value of your Policy, you must specifically request a Full Surrender of your Policy. Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges). Your Policy’s Surrender Value equals the Policy's Accumulation Value less any Indebtedness, less any applicable Surrender Charge.
Partial Surrenders may reduce the Accumulation Value and the Specified Amount. The amount of the Partial Surrender will be withdrawn from the Sub-Accounts and Fixed Account in the same proportion as the balances invested in the total of such account(s) as of the date of deduction. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Partial Surrender, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Death Benefit Option in Effect	Impact of Partial Surrender
1	The Specified Amount will be reduced by the greater of:
a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the greater of i) zero and ii) the result of [(1) minus (2)] divided by (3) where:
(1) is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications;
(2) is the Specified Amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications.
2	Will reduce the Accumulation Value, but not the Specified Amount.
3	Will reduce the accumulated Premiums, and the Specified Amount to the extent that the amount of the Partial Surrender exceeds the accumulated Premiums.
Partial Surrender proceeds will generally be paid within seven calendar days of our receipt of your request.
POLICY LOANS
Your Policy permits you to borrow against its Surrender Value in the form of two loan options: a Fixed Loan or a Participating Loan. Only one of these loan options is available at any given time. When requesting a loan, you choose either the Fixed Loan or Participating Loan option. If there is an existing loan, any new loan will be the same option unless you request to switch loan options for both the existing and new loans.
A Fixed Loan may be for any amount up to the then current Surrender Value. A Participating Loan may be for any amount up to the lesser of the current Surrender Value or the Accumulation Value allocated to the Holding Account and Indexed Account. However, we reserve the right to limit the amount of any loan to 90% of the current Surrender Value. A loan agreement must be executed and your Policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the Policy's death benefit and Accumulation Value.
Fixed Loan
The amount of your Fixed Loan will be withdrawn from the Sub-Accounts and Fixed Account in the same proportion as the balances invested in the total of such account(s). If insufficient value exists from the Fixed Account and any Sub-Accounts, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. The Loan Account is the account in which Fixed Loan Indebtedness (outstanding loans and interest) accrues. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts, Fixed Account, Holding Account or Indexed Account. Fixed Loans, therefore, can affect the Policy's death benefit and Accumulation Value whether or not they are repaid. Interest on Fixed Loans accrues daily at an effective annual rate of 4.0% in years 1-10 and 3.0% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your Policy. Policy values in the Loan Account are part of the Company's General Account.
The amount of your Fixed Loan, plus any accrued but unpaid interest, is added to your outstanding Indebtedness. Unless paid in advance, Fixed Loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. If insufficient value exists from the Fixed Account and any Sub-Accounts, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. This amount will be treated as an additional Fixed Loan, and added to the Loan Account Value. Lincoln Life credits interest to the Loan Account Value at a rate of 3.0% in all years.
If an amount is transferred out of the Indexed Account for a Fixed Loan, and within a 12-month period from the date of that transaction either a Premium Payment or loan repayment is made, we reserve the right to:
a.	Allocate the Net Premium Payment or loan repayment to the Fixed Account, and
b.	Restrict transfers from the Fixed Account or the Sub-Accounts into the Holding Account for allocation to the Indexed Account.
Participating Loan
A Participating Loan is a loan against the Holding Account Value and Indexed Account Value where an amount equal to the Indebtedness remains in the Holding Account and Indexed Account as allocated at the time the loan is taken, and not transferred to the Loan Account. The amount available for a Participating Loan is determined as the minimum of:
a.	the Policy’s Surrender Value; or
b.	the sum of the Holding Account Value plus Indexed Account Value.
Interest on Participating Loans accrues daily at an effective annual rate of 6.0% in years 1-10, 5.0% in years 11 through attained age 121, 3.0% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your Policy.
On each Policy Anniversary, if Indebtedness is greater than the sum of the Holding Account Value and the Indexed Account Value, amounts will be withdrawn from the Fixed Account and any Sub-Accounts in the same proportion as the balances invested in the total of such accounts and transferred to the Holding Account until Indebtedness equals the sum of the Holding Account Value and Indexed Account Value.
Loan Conversion
A conversion from one loan option to the other can be done only once in a twelve month period and only after twelve months have elapsed from the date of the most recent loan. The entire loan must be converted. When a loan is converted, interest will be charged at the interest rate in effect for the current loan option until the date of the conversion. From the date of conversion, interest is charged at the interest rate in effect under the new loan option.
Participating Loan to Fixed Loan: On the day the Participating Loan is converted to a Fixed Loan, an amount equal to the loan principal will be transferred from the Fixed Account and Sub-Accounts in the same proportion as the balances invested in the total of such accounts into the Loan Account. If insufficient value exists from the Fixed Account and any Sub-Accounts, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment.
Fixed Loan to Participating Loan: Unless otherwise requested by you, when a Fixed Loan is converted to a Participating Loan, the Loan Account Value will be transferred to the Indexed Account according to your Indexed Account Allocation instructions.
Loan Repayment
Your outstanding loan balance may be repaid at any time during the lifetime of the Insured. For a Participating Loan, the Indebtedness will be reduced by the amount of the loan repayment.
For a Fixed Loan, the Indebtedness and the Loan Account will be reduced by the amount of any loan repayment. Any repayment to a Fixed Loan, other than loan interest, will be allocated to the Sub-Accounts, Fixed Account, and Indexed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise.

When making a payment other than an initial payment to us, we will apply your payment as Premiums and not as loan repayments unless you specifically instruct us otherwise.
Any increase in Indebtedness, including loan interest due but not yet charged, may reduce the Surrender Value to cause the Policy to enter the Grace Period. If your Policy lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy’s value exceeds your basis in the Policy.
You should carefully consider that requesting a Policy Loan will reduce the Enhanced Surrender Value available under the Exec Enhanced Surrender Value Rider (see section headed “Riders — Exec Enhanced Surrender Value Rider” for discussion of the benefits available). In addition, as your Policy may include the Overloan Protection Rider, your Policy may not lapse solely because the total of your Policy Loans plus unpaid interest exceeds the Surrender Value (see section headed “Riders – Overloan Protection Rider” for a discussion of the benefits available).
Please note that there may be adverse tax consequences in the event that your Policy lapses with an outstanding loan balance.
LAPSE AND REINSTATEMENT
If at any time
1)	the Surrender Value of the Policy is insufficient to pay the Monthly Deduction, and
2)	the No-Lapse Provision of the Policy is not preventing the termination of the Policy, then all coverage will terminate. This is referred to as Policy Lapse.
The Surrender Value may be insufficient:
1)	because it has been exhausted by earlier deductions;
2)	as a result of poor investment performance;
3)	due to Partial Surrenders;
4)	due to Indebtedness for Policy Loans; or
5)	because of a combination of any of these factors.
If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans) necessary so that the Surrender Value of your Policy is sufficient to pay the Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the Premium Payment that must be paid to avoid termination of your Policy.
If the amount in the notice is not paid to us within the Grace Period, then the Policy will terminate. The Grace Period is 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the Insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the Policy.
In addition, your Policy includes a No-Lapse Provision, if available (see section headed “No-Lapse Provision” below for discussion of availability), which is described below, and may prevent lapse.
No-Lapse Provision
Your Policy includes a No-Lapse Provision, if available to you under our underwriting guidelines. This means that if this provision is available to you your Policy will not lapse as long as you have paid the required No-Lapse Premium. The No-Lapse Premium is the cumulative Premium required to maintain the No-Lapse Provision, preventing your Policy from lapse, and is shown in the Policy Specifications.

There is no difference in the calculation of policy values and death benefit between a Policy that has the No-Lapse Provision, and a Policy that does not. This is true whether or not the No-Lapse Provision is active and keeping the Policy from lapsing.
There is no charge for this feature. The length of the No-Lapse period is determined by the Insured’s issue age, and is shown in the Policy Specifications.
If, on the Policy Date, the Insured is:	The No-Lapse period is:
• Ages 0-50,	20 years
• Age 51,	19 years
• Age 52,	18 years
• Age 53,	17 years
• Age 54,	16 years
• Age 55,	15 years
• Age 56,	14 years
• Age 57,	13 years
• Age 58,	12 years
• Age 59,	11 years
• Age 60 and above	10 years
The Policy will not lapse even if the Surrender Value is insufficient to meet the Monthly Deductions, as long as the sum of all Premium Payments (less any Partial Surrenders) accumulated at 4.0%, less any Indebtedness, is at least equal to the sum of the No-Lapse Premiums due since date of issue (shown in the Policy Specifications) accumulated at 4.0% interest.
If you fail to satisfy the requirements for the No-Lapse Provision, and you have paid insufficient Premium to cover your Monthly Deductions, the Policy, after notice, and expiration of the Policy's Grace Period, will lapse.
If this provision is available to you, your No-Lapse Premium is shown on the Policy Specifications pages. To determine if you are meeting the cumulative Premium Payment required to retain the No-Lapse Protection, review your most recent quarterly statement or contact our Administrative Office.
If the No-Lapse Provision terminates, the Premiums you must pay to keep the Policy in force may be significantly higher than the No-Lapse Premium would have been. If you pay only the minimum Premium needed to keep the No-Lapse Provision in force, you may be foregoing the potential for increased Accumulation Value that higher Premium Payments could provide.
Your Policy may also include the Overloan Protection Rider. If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Indebtedness exceeding the Surrender Value. It is a limited benefit in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.
Reinstatement of a Lapsed Policy
If your Policy has lapsed and the Insured has not died since lapse, you may reinstate your Policy within five years of the Policy Lapse date, provided:
1)	it has not been surrendered;
2)	there is an application for reinstatement in writing;
3)	satisfactory evidence of insurability of the Insured is furnished to us and we agree to accept the risk for the Insured;
4)	we receive a payment sufficient to keep your Policy in force for at least two months; and
5)	any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated Policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which your Policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due. If a Policy Loan is being reinstated, the Policy's Accumulation Value at reinstatement will be the Accumulation Value on the date the Policy lapsed plus the Net Premium Payment made less all Monthly Deductions due.
For the purposes of resuming allocations to the Indexed Account following the effective date of reinstatement, transfers may resume on the first Monthly Indexed Account Allocation Date following effective date of reinstatement.
TAX ISSUES
The federal income tax treatment of your Policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your Policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation-skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the Policy. You should always consult a tax advisor about the application of tax rules to your individual situation.
Taxation of Life Insurance Contracts in General
Tax Status of the Policy.  Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the Policy will meet the statutory definition of life insurance under the Guideline Premium Test, which provides for a maximum amount of Premium paid depending upon the Insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the Beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the death of the Insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with U.S. Treasury Department (“Treasury”) regulations, and (2) we, rather than you, are considered the Owner of the assets of the Separate Account for federal income tax purposes.
The Code also recognizes a Cash Value Accumulation Test, which does not limit Premiums paid, but requires the Policy to maintain a minimum ratio between the death benefit and the Policy's Accumulation Value, depending on the Insured’s age, gender, and risk classification.  We will only apply this test to the Policy if you have advised us to do so at the time you applied for the Policy.
Investments in the Separate Account Must be Diversified.  For your Policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the Premium Payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the Treasury regulations so that the Separate Account will be considered “adequately diversified.”
Restriction on Investment Options.  Federal income tax law limits your right to choose particular investments for the Policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the Owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing Policies. We reserve the right to modify the Policy without your consent to try to prevent the tax law from considering you as the Owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment.  We make no guarantee regarding the tax treatment of any life insurance policy or of any transaction involving a life insurance policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your Policy.
Tax Treatment of Life Insurance Death Benefit Proceeds.  In general, the amount of the death benefit payable from a life insurance policy because of the death of the Insured is excludable from gross income. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary’s income, and amounts attributable to interest (accruing after the Insured’s death) which will be includible in the Beneficiary’s income.
Tax Deferral During Accumulation Period.  Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the Policy prior to the Insured’s death. If there is a total withdrawal from the Policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the Policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether Partial Surrenders (or other amounts deemed to be distributed) from the Policy constitute income to you depends, in part, upon whether the Policy is considered a MEC for federal income tax purposes.
Policies That Are MECs
Characterization of a Policy as a Modified Endowment Contract (“MEC”).  A MEC is a life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. Your Policy will be classified as a MEC if Premiums are paid more rapidly than allowed by the “7-Pay Test,” a test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code. Your Policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if your Policy initially is not a MEC, it may in certain circumstances become a MEC. The circumstances under which your Policy may become a MEC include a material change to your Policy (within the meaning of tax law), a Policy Lapse and reinstatement more than 90 days following the lapse, or a withdrawal or a reduction in the death benefit during the first seven Policy Years.
Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs.  If your Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in your Policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) of any portion of your policy value, and any monthly charge for additional benefits that are not qualified additional benefits, as a withdrawal of such amount or portion. The investment in your Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.
Penalty Taxes Payable on Withdrawals.  A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the penalty tax exceptions apply to a taxpayer who is not an individual.
Special Rules if You Own More than One MEC.  In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.
Policies That Are Not MECs
Tax Treatment of Withdrawals.  If your Policy is not a MEC, the amount of any withdrawal from the Policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the Policy. Thus, a withdrawal from your Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.
Certain Distributions Required by the Tax Law in the First 15 Policy Years.  Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.
Tax Treatment of Loans.  If your Policy is not a MEC, a loan you receive under the Policy is generally treated as your Indebtedness. As a result, no part of any loan constitutes income to you so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If your Policy lapses (or if all policy value is withdrawn or exchanged to a new policy in a tax-free policy exchange) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income. Before purchasing a Policy that includes the Overloan Protection Rider, you should note that if you elect to exercise the Overloan Protection Rider at any time during your Policy's life, such exercise could be deemed to result in a taxable distribution of the outstanding loan balance. You should consult a tax advisor prior to exercising the Overloan Protection Rider to determine the tax consequences of such exercise.
Other Considerations
Insured Lives Past Age 121.  If the Insured survives beyond the end of the mortality table, which is used to measure charges for the Policy and which ends at age 121, and an option 1 death benefit is in effect, in some circumstances the policy value may equal or exceed the Specified Amount level death benefit. Thus, the policy value may equal the Death Benefit Proceeds. In such a case, we believe your Policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the Accumulation Value in the year the Insured attains age 121.
Compliance with the Tax Law.  We believe that the maximum amount of Premium Payments we have determined for the Policies will comply with the federal tax definition of life insurance. We will monitor the amount of Premium Payments.
If at any time you pay a Premium that would exceed the amount allowable to permit the Policy to continue to qualify as life insurance, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or, if the excess Premium exceeds $250, offer you the alternative of instructing us to hold the excess Premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.
The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a Premium that would cause your Policy to become a MEC and you do not consent to MEC status for your Policy, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or offer you the opportunity to apply for an increase in Death Benefit. If the excess Premium exceeds $250, we will offer you the additional alternative of instructing us to hold the excess in a premium deposit fund and apply it to the Policy on the next, succeeding Policy Anniversary when the Premium no longer causes your Policy to become a MEC in accordance with your Premium allocation instructions on file at the time the Premium is applied.
Any interest and other earnings on funds in a premium deposit fund will be includible in income subject to tax as required by law.
Disallowance of Interest Deductions.  Interest on Policy Loan Indebtedness is not deductible.
If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the Beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the Policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% Owner of the entity and the Owner’s spouse at the time first covered by the Policy.
Employer-Owned Contracts. In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the Insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an Insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisors for guidance as to their application.
Federal Income Tax Withholding.  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.
Unearned Income Medicare Contribution. Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income,” or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of any annuitized distributions that you take from your Policy, but does not apply to any lump sum distribution, Full Surrender, or other non-annuitized distribution. The tax is effective for tax years beginning after December 31, 2012. Please consult your tax advisor to determine whether any distributions you take from your Policy are subject to this tax.
Changes in the Policy or Changes in the Law.  Changing the Owner, exchanging your Policy, and other changes under your Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.
Fair Market Value of Your Policy
It is sometimes necessary for tax and other reasons to determine the “value” of your Policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net

Accumulation Value. You, as the Owner, should consult with your advisors for guidance as to the appropriate methodology for determining the fair market value of your Policy.
Tax Status of Lincoln Life
Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the Owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.
RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze an Owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, Beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about an Owner's account to government regulators.
Also, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC determines if an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or is not reasonably practicable to determine the value of the Variable Account's net assets (d) if, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we may delay payment of any transfer, Partial Surrender, Full Surrender, or death benefit from a money market Sub-Account until the fund is liquidated, or (e) during any other period when the SEC, by order, so permits for the protection of the Owner.
LEGAL PROCEEDINGS
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.
FINANCIAL STATEMENTS
The December 31, 2014 financial statements of the Separate Account and the December 31, 2014 financial statements of the Company to be filed by amendment.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
Additional information about Lincoln Life, the Separate Account and your Policy may be found in the Statement of Additional Information (SAI).
Contents of the SAI
GENERAL INFORMATION
Lincoln Life
Capital Markets
Registration Statement
Changes of Investment Policy
Principal Underwriter
Disaster Plan
Advertising & Ratings
Unclaimed Property
SERVICES
Independent Registered Public Accounting Firm
Accounting Services
Checkbook Service for Disbursements
Administrative Services
POLICY INFORMATION
Corporate and Group Purchasers and Case Exceptions
Assignment
Transfer of Ownership
Beneficiary
Right to Convert Contract
Change of Plan
Settlement Options
Deferment of Payments
Incontestability
Misstatement of Age or Gender
Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
Separate Account
Company
The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your Policy to this same address and telephone number.
You may request personalized illustrations of death benefits and policy values from your financial advisor without charge.
You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.
This prospectus, the Underlying Funds' prospectuses, and the SAI are also available on our internet site, www.LincolnFinancial.com
Lincoln Life & Annuity Flexible Premium Variable Life Account M
1933 Act Registration No. 333-XXXXXX
1940 Act Registration No. 811-08559
End of Prospectus

GLOSSARY OF TERMS
The following terms may appear in your prospectus and are defined below:
7-Pay Test—A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.
1933 Act—The Securities Act of 1933, as amended.
1940 Act—The Investment Company Act of 1940, as amended.
Accumulation Value (Total Account Value)—An amount equal to the sum of the Fixed Account Value, the Separate Account Value, the Holding Account Value, the Indexed Account Value and the Loan Account Value.
Administrative Fee—The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Beneficiary—The person designated to receive the Death Benefit Proceeds.
Cash Value Accumulation Test—A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.
Code—Internal Revenue Code of 1986, as amended.
Cost of Insurance Charge—This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy's Net Amount at Risk by the Cost of Insurance Rate.
Death Benefit Proceeds—The amount payable to the Beneficiary upon the death of the Insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.
Fixed Account—An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value—An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Full Surrender—The withdrawal of all policy values.
Grace Period—The period during which you may make Premium Payments (or repay Indebtedness) to prevent Policy Lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.
Guideline Premium Test—A provision of the Code under which the maximum amount of Premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.
Holding Account—An account from which value is systematically transferred to an Indexed Account Option according to your allocation instructions on each Monthly Indexed Account Allocation Date. This account is part of the Accumulation Value and is credited with interest daily. The Holding Account is part of our General Account.
Indebtedness—The sum of all outstanding loans, including Fixed Loans and Participating Loans, and accrued interest but not yet charged.
Index—An external index used as a basis to determine the value of the Indexed Account. The Index currently used in this Policy is the S&P 500® Index.
Indexed Account—An allocation option under the Policy, which is a part of our General Account, which consists of Indexed Account Options that are eligible for interest based off the Index.
Indexed Account Option—An allocation option available under the Indexed Account.
Insured—The person on whose life the Policy is issued.
Lapse Notice—Written notice to you (or any assignee of record) that your Policy will terminate unless we receive payment of Premiums (or payment of Indebtedness on Policy Loans). The notice will state the amount of Premium Payment (or payment of

Indebtedness on Policy Loans) that must be paid to avoid termination of your Policy.
Loan Account (Loan Collateral Account)—The account in which policy Indebtedness accrues once it is transferred out of the Sub-Accounts, Fixed Account, and Indexed Account. The Loan Account is part of our General Account.
Loan Account Value—An amount equal to any outstanding Fixed Loans, including any interest charged on the loans. This amount is held in the Company's General Account.
Market Timing Procedures—Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.
Modified Endowment Contract (MEC)—A life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. If the policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments.
Monthly Anniversary Day—The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.
Monthly Deduction—The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.
Net Amount at Risk—The death benefit minus the greater of zero or the Accumulation Value. The Net Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.
Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.
Partial Surrender—A withdrawal of a portion of your policy values.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the necessary Premium has been paid.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications— The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Segment—A portion of the Indexed Account created each time a transfer is made from the Holding Account to the Indexed Account, that lasts for a 12-month term and is eligible for Indexed Credits at the Segment Maturity Date.

Segment Maturity Date—The date when a Segment matures, which is at the end of the 12-month term.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub-Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a
Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
Surrender Value—An amount equal to the Accumulation Value less any applicable Surrender Charge, less Indebtedness.
Underlying Fund—The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.
Valuation Day—Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period—The time between Valuation Days.
Variable Accumulation Unit—A unit of measure used in the calculation of the value of each Sub-Account.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
Dated ____
Relating to Prospectus Dated ____ for
Lincoln AssetEdge® VUL 2015 and Lincoln AssetEdge® Exec VUL 2015 products
Lincoln Life & Annuity Flexible Premium Variable Life Account M, Registrant
Lincoln Life & Annuity Company of New York, Depositor
The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your Policy. It should be read in conjunction with the product prospectus. It includes additional information about the Lincoln AssetEdge® VUL 2015 (and about the Lincoln AssetEdge® Exec VUL 2015 policy which is issued on a multi-life basis).
A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
Customer Service Center
One Granite Place
Concord, NH 03301
or by telephoning (800) 487-1485, and requesting a copy of the Lincoln AssetEdge® VUL 2015 or Lincoln AssetEdge® Exec VUL 2015 product prospectus.
TABLE OF CONTENTS OF THE SAI
1

GENERAL INFORMATION
Lincoln Life
Lincoln Life & Annuity Company of New York (Lincoln Life, the Company, we, us, our) (EIN 22-0832760), is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is an indirect wholly owned subsidiary of Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York State Department of Financial Services (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.
A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.
Capital Markets
In any particular year, our capital may increase or decrease depending on a variety of factors – the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.
Registration Statement
A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.
Changes of Investment Policy
We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
2

In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account, the Fixed Account and/or Indexed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.
Principal Underwriter
Lincoln Financial Distributors, Inc. (“LFD”), 130 North Radnor Chester Road, Radnor, PA 19087, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $2,178,469 in 2014, $3,057,744 in 2013 and $2,281,217 in 2012 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies.
Disaster Plan
Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.
Advertising & Ratings
We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or its policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.
Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the Policy and do not refer to the performance of the Policy, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our policies. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody’s, A.M. Best, Fitch, and Standard & Poor’s. Our financial strength ratings, which are intended to measure our ability to meet Owners obligations, are an important factor affecting public confidence in most of our policies and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our policies as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.
About the S&P 500 Index. The S&P 500 Index (hereinafter “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates (hereinafter “Licensee”).  Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The fund(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the funds or any member of the public regarding the advisability of investing in securities generally or in the funds particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices only relationship to Licensee with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or
3

its licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Licensee or the funds.  S&P Dow Jones Indices have no obligation to take the needs of Licensee or the owners of the funds into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the funds. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Unclaimed Property
We have entered into a Global Resolution Agreement with a third party auditor representing multiple states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor has compared expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased Insureds and policy or contract holders where a valid claim has not been made. We have also entered into a Regulatory Settlement Agreement with multiple states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing our records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating Beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws and considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in our practices and procedures for the identification of escheatable funds and Beneficiaries, which would impact claim payments and reserves, among other consequences.
SERVICES
Independent Registered Public Accounting Firm
To be filed by amendment.
4

Accounting Services
All accounts, books, records and other documents which are required to be maintained for the Separate Account are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the Separate Account. No separate charge against the assets of the Separate Account is made by us for this service.
Checkbook Service for Disbursements
We offer a checkbook service in which the Death Benefit Proceeds are transferred into an interest-bearing account, in the Beneficiary’s name as Owner of the account. Your Beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.
Administrative Services
Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.
POLICY INFORMATION
Corporate and Group Purchasers and Case Exceptions
This Policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. When this Policy is applied for by an employer, association, or other group for itself or on behalf of employees, members, or other individuals associated with a group, we may issue such policies on a simplified or guaranteed underwriting basis. In addition, we reserve the right to reduce Premium Loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total Premiums expected to be paid, total assets under management for the Owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual Policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners invested in the Separate Account.
Assignment
While the Insured is living, you may assign your rights in the Policy, including the right to change the Beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any Indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such Indebtedness after we have received any assignment.
Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in writing.
5

Transfer of Ownership
As long as the Insured is living, you may transfer all of your rights in the Policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of Ownership prior to its effective date. The transfer of Ownership, or revocation of transfer, will not take effect until recorded by us. Once we have recorded the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.
On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the Policy. Unless you direct us otherwise, with the consent of any assignee recorded with us, a transfer will not affect the interest of any Beneficiary designated prior to the effective date of transfer.
Beneficiary
The Beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the Death Benefit Proceeds payable. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to the Company.
You may change the Beneficiary at any time while the Insured is living, except when we have received an assignment of your Policy or an agreement not to change the Beneficiary. Any request for a change in the Beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the Owner has specifically requested not to reserve the right to change the Beneficiary, such a request requires the consent of the Beneficiary. The change will not be effective until recorded by us. Once we have recorded the change of Beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date recorded.
If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries in the appropriate Beneficiary class, unless otherwise specified to the Company. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to you, as the Owner, or to your executor, administrator or assignee.
Right to Convert Contract
You may at any time transfer 100% of the Policy's Accumulation Value to the Fixed Account and choose to have all future Premium Payments allocated to the Fixed Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the gender, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a Partial Surrender. The minimum period will increase if you choose to decrease the Specified Amount, make additional Premium Payments, or we credit a higher interest rate or charge a lower Cost of Insurance Charge than those guaranteed for the Fixed Account.
Change of Plan
Within the first 18 months from the Policy Date, you may exchange your Policy without any evidence of insurability for any one of the permanent life insurance policies then being issued by us belonging to the same premium class to which your Policy belongs.
The request for exchange must be in writing and received by us within 18 months of the Policy Date of your Policy. Unless otherwise agreed by you and us, the new Policy will have the same initial amount of insurance and Policy Date as the original Policy and the issue age of the Insured under the new Policy will be the issue age of the Insured as of the Policy Date of the original Policy. Any riders and incidental benefits included in the original Policy will be included if such riders and incidental benefits are issued with the new Policy. If the conversion results in the increase or decrease in the Accumulation Value, such increase or decrease will be payable to us by you, as applicable.
6

The Company may not make an offer to you to exchange your Policy without obtaining required regulatory approvals.
Settlement Options
Proceeds will be paid in a lump sum unless you choose a settlement option we make available.
Deferment of Payments
Amounts payable as a result of Policy Loans, Surrenders or Partial Surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. In the event of a deferral of a surrender, loan or payment of the Death Benefit Proceeds beyond 10 days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay Premiums on policies with us.
Incontestability
The Company will not contest your Policy or payment of the Death Benefit Proceeds based on the Initial Specified Amount, or an increase in the Specified Amount requiring evidence of insurability, after your Policy or increase has been in force for two years from Date of Issue or increase (in accordance with state law).
Misstatement of Age or Gender
If the age or gender of the Insured has been misstated, benefits will be those which would have been purchased at the correct age and gender.
Suicide
If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, the Company will pay no more than the sum of the Premiums paid, less any Indebtedness and the amount of any Partial Surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date any increase in the Specified Amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.
PERFORMANCE DATA
Performance data may appear in sales literature or reports to Owners or prospective buyers.
Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your Policy’s expenses.
Data reflects:
•	an annual reduction for fund management fees and expenses, and
•	a policy level mortality and expense charge applied on a daily equivalent basis, but
•	no deductions for additional policy expenses (i.e., Premium Loads, Administrative Fees, and Cost of Insurance Charges), which, if included, would have resulted in lower performance.
These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.
7

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.
The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.
Money Market Sub-Account:
The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.
The Money Market Sub-Account’s return is determined by:
a)	calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then
b)	dividing this figure by the unit value at the beginning of the period; then
c)	annualizing this result by the factor of 365/7.
Other Sub-Accounts:
The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:
P(1 + T)n = ERV
Where:	P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question
n = number of years
ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)
The formula assumes that:
(1)	all recurring fees have been charged to the Owner’s accounts; and
(2)	there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.
In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an “N/A”.
FINANCIAL STATEMENTS
The December 31, 2014 financial statements of the Separate Account and the December 31, 2014 financial statements of the Company to be filed by amendment.
8

PART C - OTHER INFORMATION
Item 26. EXHIBITS
(a)	Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(1)
(b)	N/A
(c)	(1)	Principal Underwriting Agreement between Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc.(2)
(d)	(1)	Policy Form LN683 NY (Filed herewith)
(2)	Change of Insured Rider—Policy Form LR496 NY(3)
(3)	Overloan Protection Rider—Policy Form LR540(4)
(4)	Waiver of Monthly Deduction Rider—Policy Form LR436 LNY, LR437 LNY(5)
(5)	Exec Enhanced Surrender Value Rider—Policy Form LR547 NY (Filed Herewith)
(e)	(1)	Application—Policy Form LFF06321-18_7-10 (Filed Herewith)
(2)	Addendum to Application—Policy Form LFF06322-18_7-10 (Filed Herewith)
(f)	(1)	Articles of Incorporation of Lincoln Life & Annuity Company of New York.(7)
(2)	Bylaws of Lincoln Life & Annuity Company of New York.(7)
(g)	Form of Reinsurance Contracts(4)
(h)	Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:
(1)	AIM Variable Insurance Funds (10)
(2)	AllianceBernstein Variable Products Series Fund, Inc. (Filed Herewith)
(3)	American Funds Insurance Series (Filed Herewith)
(4)	BlackRock Variable Series Funds, Inc. (6)
(5)	Delaware VIP Trust (Filed Herewith)
(6)	Deutsche Variable Series II (Filed Herewith)
(7)	Fidelity Variable Insurance Products (Filed Herewith)
(8)	Franklin Templeton Variable Insurance Products Trust (Filed Herewith)
(9)	JPMorgan Insurance Trust (Filed Herewith)
(10)	Legg Mason Partners Variable Equity Trust (Filed Herewith)
(11)	Lincoln Variable Insurance Products Trust (Filed Herewith)
(12)	MFS Variable Insurance Trust (Filed Herewith)
(13)	PIMCO Variable Insurance Trust (Filed Herewith)
(i)	(1)	Accounting and Financial Administrative Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York(8).
(2)	Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004.(9)
(j)	Not applicable.
(k)	Opinion and Consent of John L. Reizian, Esquire (Filed Herewith)
(l)	Not Applicable.
(m)	Not Applicable.
(n)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To be filed by amendment)
(o)	Not applicable.

(p)	Not applicable.
(q)	Compliance Procedures (Filed Herewith)

(1)	Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.
(2)	Incorporated by reference to Post-Effective Amendment No. 1 on Form N-4 (File No. 333-145531) filed on November 16, 2007.
(3)	Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) filed on April 20, 2001.
(4)	Incorporated by reference to Registration Statement on Form N-6 (File No. 333-148917) filed on January 29, 2008
(5)	Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42507) filed on December 17, 1997.
(6)	Incorporated by reference to Post-Effective Amendment No. 14 on Form N-6 (File No. 333-155333) filed on April 1, 2011.
(7)	Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2, 2007.
(8)	Incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.
(9)	Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.
(10)	Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 (File No. 333-155333) filed on April 2, 2013.
Item 27. Directors and Officers of the Depositor
Name	Positions and Offices with Depositor
Dennis R. Glass**	President and Director
Ellen G. Cooper**	Executive Vice President, Chief Investment Officer and Director
Randal J. Freitag**	Executive Vice President, Chief Financial Officer and Director
George W. Henderson, III Granville Capital 300 North Greene Street Greensboro, NC 27401	Director
Mark E. Konen**	Executive Vice President and Director
M. Leanne Lachman 870 United Nations Plaza, #19-E New York, NY 10017	Director
Louis G. Marcoccia Senior Vice President Syracuse University Crouse-Hinds Hall, Suite 620 900 South Crouse Avenue Syracuse, NY 13244	Director
Patrick S. Pittard 20 Cates Ridge Atlanta, GA 30327	Director
Robert O. Sheppard*	Second Vice President, Secretary and General Counsel
*	Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202
**	Principal business address is 150 Radnor Chester Road, Radnor, PA 19087
***	Principal business address is 100 North Greene Street, Greensboro, NC 27401
Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant
Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System (Filed Herewith)





                                              -------------------------

                                              LINCOLN NATIONAL

                                              CORPORATION

                                              DOM: INDIANA

                                              FUNCTION: HOLDING COMPANY

                                              -------------------------

                                                          |

                                                          |

|----------------------------------------------------------------------------------------------------------------------------|

|                                         |                                  |                                              \|/

|                                         |                                  |                                         ------------

|                                         |                                  |                                         CONTINUED ON

|                                         |                                  |                                         NEXT PAGE

|                                         |                                  |                                         ------------

|                                         |                                 \|/

|                                         |    -------------------    ---------------------

|                                         |    LINCOLN NATIONAL       JEFFERSON-PILOT

|                                         |    REINSURANCE COMPANY    INVESTMENTS, INC.

|                                         |--->(BARBADOS) LIMITED     DOM: NORTH CAROLINA

|                                         |    DOM: BARBADOS          FUNCTION: CORPORATION

|                                         |    OWNERSHIP: 100%        OWNERSHIP: 100%

|                                         |    -------------------    ---------------------

|   ------------------------------------- |

|   LINCOLN FINANCIAL INVESTMENT SERVICES |

|   CORPORATION                           |

|-->DOM: NORTH CAROLINA                   |

|   FUNCTION: CORPORATION/BROKER-DEALER   |

|   OWNERSHIP: 100%                       |

|   ------------------------------------- |

|                                         |

|   -----------------------------------   |

|   LINCOLN FINANCIAL LIMITED LIABILITY   |

|   COMPANY I                             |

|-->DOM: DELAWARE                         |

|   FUNCTION: GENERAL BUSINESS CO.        |

|   OWNERSHIP: 100%                       |         ---------------------------------------

|   -----------------------------------   |         FIRST PENN-PACIFIC LIFE

|                                         |         INSURANCE COMPANY

|   ----------------------------          |-------->DOM: INDIANA

|   LINCOLN NATIONAL                      |         FUNCTION: CORPORATION/INSURANCE COMPANY

|   MANAGEMENT CORPORATION                |         OWNERSHIP: 100%

|-->DOM: PENNSYLVANIA                     |         ---------------------------------------

|   FUNCTION: MANAGEMENT COMPANY          |

|   OWNERSHIP: 100%                       |

|   ----------------------------          |

|                                         |

|   ----------------------------          |

|   LINCOLN INVESTMENT                    |

|   MANAGEMENT COMPANY                    |

|-->DOM: DELAWARE                         |

|   FUNCTION: INVESTMENT ADVISOR          |

|   OWNERSHIP: 100%                       |         -------------------------

|   ----------------------------          |         TOMCO2 EQUIPMENT COMPANY

                                          |         DOM: GEORGIA

                                          | ------->FUNCTION: CORPORATION

                                                    OWNERSHIP: 29.16%

                                                    OWNED BY  LINCOLN NATIONAL

                                                    CORPORATION

                                                    --------------------------



                                        1





---------------------

LINCOLN NATIONAL

CORPORATION

CONTINUED FROM PAGE 1

---------------------

          |

        -----------------------------------------------------

        |

       \|/

-------------------------------------

LINCOLN FINANCIAL SECURITIES

CORPORATION

DOM: NEW HAMPSHIRE

FUNCTION: CORPORATION/BROKER-DEALER

OWNERSHIP: 100%

-------------------------------------

        |

        |

        |          ------------------------------------------

        |          JPSC INSURANCE SERVICES,

        |          INC.

        |--------->DOM: NEW HAMPSHIRE

        |          FUNCTION: CORPORATION/INSURANCE AGENCY

        |          OWNERSHIP: 100%

        |          ------------------------------------------

        |

       \|/

-------------------------------------

LINCOLN INSURANCE SERVICES

LIMITED

DOM: ENGLAND

FUNCTION: HOLDING COMPANY

OWNERSHIP: 100%

-------------------------------------

        |

        |          ------------------------------------------

        |          LINCOLN SBP TRUSTEE

        |          LIMITED

        |--------->DOM: ENGLAND

        |          OWNERSHIP: 100%

        |          ------------------------------------------



                                        2

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

---------------------

LINCOLN NATIONAL

CORPORATION

CONTINUED FROM PAGE 2

---------------------

             |-------

               |

              \|/

---------------------------------------

THE LINCOLN NATIONAL

LIFE INSURANCE COMPANY

DOM: INDIANA

FUNCTION: CORPORATION/INSURANCE COMPANY

OWNERSHIP: 100%

---------------------------------------

             |

             |

             |       --------------------------

             |       LINCOLN FINANCIAL ADVISORS

             |       CORPORATION

             |------>DOM: INDIANA

             |       FUNCTION: BROKER-DEALER

             |       OWNERSHIP: 100%

             |       --------------------------

             |                   |

             |                   |

             |                   |   ----------------------------

             |                   |   LFA MANAGEMENT CORPORATION

             |                   |   DOM: PENNSYLVANIA

             |                   --->FUNCTION: MANAGEMENT COMPANY

             |                       OWNERSHIP: 100%

             |                       ----------------------------

             |

             |       ----------------------------------------------

             |       LINCOLN FINANCIAL

             |       DISTRIBUTORS, INC.

             |------>DOM: CONNECTICUT

             |       FUNCTION: BROKER DEALER AND INVESTMENT ADVISOR

             |       OWNERSHIP: 100%

             |       ----------------------------------------------

             |

             |       ----------------------

             |       LINCOLN INVESTMENT

             |       SOLUTIONS, INC.

             |------>DOM: DELAWARE

             |       FUNCTION: CORPORATION

             |       OWNERSHIP: 100%

             |       ----------------------

             |

             |       --------------------------

             |       CALIFORNIA FRINGE

             |       BENEFIT AND INSURANCE

             |       MARKETING CORPORATION

             |------>DOM: CALIFORNIA

             |       FUNCTION: INSURANCE AGENCY

             |       OWNERSHIP: 100%

             |       --------------------------

             |

             |

             |       ------------

             |       CONTINUED ON

             |------>  NEXT PAGE

                     ------------



                                        3

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

                   ----------------------

                    THE LINCOLN NATIONAL

                   LIFE INSURANCE COMPANY

                    CONTINUED FROM PAGE 3

                   ----------------------

                             |

                             |

   ------------------------------------------------

   |

   |         --------------------------------

   |         LINCOLN INVESTMENT

   |         ADVISORS CORPORATION

   |-------->DOM: TENNESSEE

   |         FUNCTION: CORPORATION/INVESTMENT

   |         ADVISOR

   |         OWNERSHIP: 100%

   |         --------------------------------

   |

   |         -----------------------------------

   |         LINCOLN RETIREMENT

   |         SERVICES COMPANY, LLC

   |-------->DOM: INDIANA

   |         FUNCTION: LIMITED LIABILITY COMPANY

   |         OWNERSHIP: 100%

   |         -----------------------------------

   |                           |

   |                           |                                          --------------------------------

   |                           |                                          LINCOLN FINANCIAL GROUP

   |                           |                                          TRUST COMPANY, INC.

   |                           ------------------------------------------>DOM: NEW HAMPSHIRE

   |                                                                      OWNERSHIP: 100%

   |                                                                      --------------------------------

   |

   |         ----------------------------------

   |         LINCOLN VARIABLE INSURANCE

   |         PRODUCTS TRUST

   |-------->DOM: DELAWARE

   |         FUNCTION: INSURANCE PRODUCTS TRUST

   |         OWNERSHIP: 100%

   |         ----------------------------------

   |

   |         ------------------------------------------

   |         LINCOLN LIFE & ANNUITY COMPANY OF

   |         NEW YORK

   |-------->DOM: NEW YORK

   |         FUNCTION: CORPORATION/INSURANCE

   |         OWNERSHIP: 100%

   |         ------------------------------------------

   |

   |         -----------------------

   |         WESTFIELD ASSIGNED

   |         BENEFITS COMPANY

   |-------->DOM: OHIO

   |         FUNCTION: CORPORATION/

   |         INSURANCE AGENCY

   |         OWNERSHIP: 100%

   |         -----------------------

   |

   |         -------------------------------------

   |         LFA, LIMITED LIABILITY

   |         COMPANY

   |-------->DOM: INDIANA

   |         FUNCTION: LIMITED LIABILITY COMPANY

   |         OWNERSHIP: 100%

   |         -------------------------------------

   |

   |         ---------------------------

   |         LFD INSURANCE AGENCY,

   |         LIMITED LIABILITY COMPANY

   |-------->DOM: DELAWARE

   |         FUNCTION: INSURANCE AGENCY

   |         OWNERSHIP: 100%

   |         ---------------------------



                                        4





   |

   |

   |

   |         ------------------------------------

   |         LINCOLN FINANCIAL

   |         HOLDINGS, LLC II

   |-------->DOM: DELAWARE

   |         ------------------------------------

   |                          |

   |                          |

   |                          --------------------------------------        ----------------------------

   |                                                                |       LINCOLN REINSURANCE

   |                                                                |       COMPANY OF VERMONT I

   |                                                                ------->DOM: VERMONT

   |                                                                        ----------------------------

   |

   |       ------------------------------------------

   |       LINCOLN REINSURANCE COMPANY OF VERMONT II

   |------>DOM: VERMONT

   |       FUNCTION: REINSURANCE CAPTIVE

   |       OWNERSHIP: 100%

   |       ------------------------------------------

   |

   |       ------------------------------------------

   |       LINCOLN REINSURANCE COMPANY OF VERMONT III

   |------>DOM: VERMONT

   |       FUNCTION: REINSURANCE CAPTIVE

   |       OWNERSHIP: 100%

   |       ------------------------------------------

   |

   |       ------------------------------------------

   |       LINCOLN REINSURANCE COMPANY OF VERMONT IV

   |------>DOM: VERMONT

   |       FUNCTION: REINSURANCE CAPTIVE

   |       OWNERSHIP: 100%

   |       -----------------------------------------

   |

   |       ----------------------------------------

   |       LINCOLN REINSURANCE COMPANY OF VERMONT V

   |------>DOM: VERMONT

   |       FUNCTION: REINSURANCE CAPTIVE

   |       OWNERSHIP: 100%

   |       -----------------------------------------

   |

   |         ------------------------------------

   |         LINCOLN FINANCIAL MEDIA

   |         COMPANY

   |-------->DOM: NORTH CAROLINA

   |         FUNCTION: CORPORATION/BROADCASTING

   |         OWNERSHIP: 100%

   |         ------------------------------------

   |                              |

   |                              |

   |                              -----------------------------------        ------------------------------------

   |                                                                |        LINCOLN FINANCIAL MEDIA

   |                                                                |        COMPANY OF CALIFORNIA

   |                                                                |------->DOM: NORTH CAROLINA

   |                                                                |        FUNCTION: CORPORATION/BROADCASTING

   |                                                                |        OWNERSHIP: 100%

   |                                                                |        ------------------------------------

   |                                                                |        ------------------------------------

   |                                                                |        LINCOLN FINANCIAL MEDIA

   |                                                                |        COMPANY OF COLORADO

   |        -----------------------------                           |------->DOM: NORTH CAROLINA

   |        LINCOLN REINSURANCE COMPANY                             |        FUNCTION: CORPORATION/BROADCASTING

   |        OF SOUTH CAROLINA                                       |        OWNERSHIP: 100%

   |------->DOM: SOUTH CAROLINA                                     |        ------------------------------------

   |        FUNCTION: REINSURANCE CAPTIVE                           |        ------------------------------------

   |        OWNERSHIP: 100%                                         |        LINCOLN FINANCIAL MEDIA

   |        -----------------------------                           |        COMPANY OF FLORIDA

   |                                                                |------->DOM: NORTH CAROLINA

   |                                                                |        FUNCTION: CORPORATION/BROADCASTING

   |                                                                |        OWNERSHIP: 100%

   |                                                                |        ------------------------------------

   |                                                                |        ------------------------------------

   |                                                                |        LINCOLN FINANCIAL MEDIA

   |                                                                |        COMPANY OF GEORGIA

   |                                                                |------->DOM: NORTH CAROLINA

   |                                                                |        FUNCTION: CORPORATION/BROADCASTING

   |                                                                |        OWNERSHIP: 100%

   |                                                                |        ------------------------------------



                                       5


SUMMARY OF CHANGES TO ORGANIZATIONAL CHART:

JANUARY 1, 1995-DECEMBER 31, 1995

SEPTEMBER 1995

a.   Lincoln National (Jersey) Limited was incorporated on September 18, 1995.

     Company is dormant and was formed for tax reasons per Barbara Benoit,

     Assistant Corporate Secretary at Lincoln UK.

JANUARY 1, 1996-DECEMBER 1, 1996

MARCH 1996

a.   Delaware Investment Counselors, Inc. changed its name to Delaware Capital

     Management, Inc. effective March 29, 1996.

AUGUST 1996

a.   Lincoln National (Gernsey) Limited was incorporated on August 9, 1996;

     company is dormant and was formed for tax reasons.

SEPTEMBER 1996

a.   Morgan Financial Group, Inc. changed its name to Lincoln National Sales

     Corporation of Maryland effective September 23, 1996.

b.   Addition of Lincoln Life & Annuity Company of New York, incorporated as a

     New York corporation on September 27, 1996.

OCTOBER 1996

a.   Addition of Lincoln National (India) Inc., incorporated as an Indiana corporation on October 17, 1996.

NOVEMBER 1996

a.   Lincoln National SBP Trustee Limited was bought "off the shelf" and was incorporated on November 26, 1996; it was formed to act as Trustee for

     Lincoln Staff Benefits Plan.

DECEMBER 1996

a.   Addition of Lincoln National Investments, Inc., incorporated as an Indiana corporation on December 12, 1996.

JANUARY 1, 1997-DECEMBER 31, 1997

JANUARY 1997

a.   Delaware Management Holdings, Inc., Lynch & Mayer, Inc. and Vantage Global

     Advisors, Inc. were transferred via capital contribution to Lincoln

     National Investments, Inc. effective January 2, 1997.

b.   Lincoln National Investments, Inc. changed its name to Lincoln National

     Investment Companies, Inc. effective January 24, 1997.

c.   Lincoln National Investment Companies, Inc. changed its named to Lincoln

     National Investments, Inc. effective January 24, 1997.

                                        1


d.   The following Lincoln National (UK) subsidiaries changed their name effective January 1, 1997: Lincoln Financial Group PLC (fka Laurentian

     Financial Group PLC); Lincoln Milldon Limited (fka Laurentian Milldon

     Limited); Lincoln Management Services Limited (fka Laurentian Management

     Services Limited).

FEBRUARY 1997

a.   Removal of Lincoln National Financial Group of Philadelphia, Inc., which was dissolved effective February 25, 1997.

MARCH 1997

a.   Removal of Lincoln Financial Services, Inc., which was dissolved effective

     March 4, 1997.

APRIL 1997

a.   Acquisition of Dougherty Financial Group, Inc. on April 30, 1997. Company

     then changed its name to Delvoy, Inc. The acquisition included the mutual fund group of companies as part of the Voyager acquisition. The following companies all then were moved under the newly formed holding company,

     Delvoy, Inc. effective April 30, 1997: Delaware Management Company, Inc.,

     Delaware Distributors, Inc., Delaware Capital Management, Inc., Delaware

     Service Company, Inc. and Delaware Investment & Retirement Services, Inc.

b.   Acquisition of Voyager Fund Managers, Inc. and Voyager Fund Distributors,

     Inc. on April 30, 1997; merger is scheduled for May 31, 1997, for Voyager

     Fund Managers, Inc. into Delaware Management Company, Inc. and Voyager Fund

     Distributors, Inc. is to merge into Delaware Distributors, L.P.

c.   Removal of Aseguradora InverLincoln, S.A. Compania de Seguros y Reaseguros,

     Grupo Financiero InverMexico. Stock was sold to Grupo Financiero

     InverMexico effective April 18, 1997.

MAY 1997

a.   Name change of The Richard Leahy Corporation to Lincoln National Financial

     Institutions Group, Inc. effective May 6, 1997.

b.   Voyager Fund Managers, Inc. merged into Delaware Management Company, Inc.

     effective May 30, 1997, at 10:00 p.m. with Delaware Management Company,

     Inc. surviving.

c.   On May 31, 1997, at 2:00 a.m., Voyager Fund Distributors, Inc. merged into a newly formed company Voyager Fund Distributors (Delaware), Inc.,

     incorporated as a Delaware corporation on May 23, 1997. Voyager Fund

     Distributors (Delaware), Inc. then merged into Delaware Distributors, L.P.

     effective May 31, 1997, at 2:01 a.m. Delaware Distributors, L.P. survived.

JUNE 1997

a.   Removal of Lincoln National Sales Corporation of Maryland -- company dissolved June 13, 1997.

b.   Addition of Lincoln Funds Corporation, incorporated as a Delaware corporation on June 10, 1997, at 2:00 p.m.

c.   Addition of Lincoln Re, S.A., incorporated as an Argentina company on June

     30, 1997.

JULY 1997

a.   LNC Equity Sales Corporation changed its name to Lincoln Financial Advisors

     Corporation effective July 1, 1997.

b.   Addition of Solutions Holdings, Inc., incorporated as a Delaware corporation on July 27, 1997.

                                      2

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SEPTEMBER 1997

a.   Addition of Solutions Reinsurance Limited, incorporated as a Bermuda corporation on September 29, 1997.

OCTOBER 1997

a.   Removal of the following companies: American States Financial Corporation,

     American States Insurance Company, American Economy Insurance Company,

     American States Insurance Company of Texas, American States Life Insurance

     Company, American States Lloyds Insurance Company, American States

     Preferred Insurance Company, City Insurance Agency, Inc. and Insurance

     Company of Illinois -- all were sold 10-1-97 to SAFECO Corporation.

b.   Liberty Life Assurance Limited was sold to Liberty International Holdings

     PLC effective 10-6-97.

c.   Addition of Seguros Serfin Lincoln, S.A., acquired by LNC on 10-15-97.

DECEMBER 1997

a.   Addition of City Financial Partners Ltd. as a result of its acquisition by

     Lincoln National Corporation on December 22, 1997. This company will distribute life assurance and pension products of Lincoln Assurance

     Limited.

b.   Removal of Lynch & Mayer Asia, Inc., which was dissolved December 24, 1997.

JANUARY 1, 1998-DECEMBER 31, 1998

JANUARY 1998

a.   Addition of Cigna Associates, Inc., Cigna Financial Advisors, Inc. and

     Cigna Associates of Massachusetts, Inc., acquired by The Lincoln National

     Life Insurance Company on January 1, 1998. Cigna Associates of

     Massachusetts is 100% owned by Cigna Associates, Inc.

b.   Removal of Lincoln National Mezzanine Corporation and Lincoln National

     Mezzanine Fund, L.P. Lincoln National Mezzanine Corporation was dissolved on January 12, 1998, and Lincoln National Mezzanine Fund, L.P. was

     cancelled January 12, 1998.

c.   Corporate organizational changes took place in the UK group of companies on

     January 21, 1998: Lincoln Insurance Services Limited and its subsidiaries were moved from Lincoln National (UK) PLC to Lincoln Assurance Limited;

     Lincoln General Insurance Co. Ltd. was moved from Lincoln Insurance

     Services Limited to Lincoln National (UK) PLC.

d.   Addition of AnnuityNet, Inc., incorporated as an Indiana corporation on

     January 16, 1998, and a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company.

JUNE 1998

a.   Name Change of Cigna Financial Advisors, Inc. to Sagemark Consulting, Inc.

     effective June 1, 1998.

b.   Name Change of Cigna Associates, Inc. to Lincoln National Insurance

     Associates, Inc. effective June 1, 1998.

c.   Addition of Lincoln National Insurance Associates of Alabama, Inc.,

     incorporated as a wholly-owned subsidiary of Lincoln National Insurance

     Associates, Inc. as an Alabama domiciled corporation effective June 10,

     1998.

d.   Dissolution of LUTM Nominees Limited effective June 10, 1998.

e.   Dissolution of Cannon Fund Managers Limited June 16, 1998.

                                      3


f.   Dissolution of P.N. Kemp Gee & Co. Ltd. June 2, 1998.

JULY 1998

a.   Name change of Cigna Associates of Massachusetts, Inc. to Lincoln National

     Insurance Associates of Massachusetts, Inc. effective July 22, 1998.

SEPTEMBER 1998

a.   Removal of Lincoln Financial Group of Michigan, Inc., voluntarily dissolved

     September 15, 1998.

b.   Name change of Lincoln Financial Group, Inc. to Lincoln Life and Annuity

     Distributors, Inc. on September 29, 1998.

c.   Removal of Lincoln European Reinsurance S.A. -- company dissolved September

    30, 1998.

d.   Removal of Lincoln Funds Corporation -- company voluntarily dissolved

     September 30, 1998.

OCTOBER 1998

a.   Addition of AnnuityNet Insurance Agency, Inc., incorporated as an Indiana corporation October 2, 1998, a wholly-owned subsidiary of AnnuityNet, Inc.

b.   Removal of Lincoln National (India) Inc., voluntarily dissolved October 26,

     1998.

DECEMBER 1998

a.   Removal of The Insurers' Fund, Inc., voluntarily dissolved December 10,

     1998.

b.   Addition of Lincoln National Management Corporation, a Pennsylvania

     corporation and a wholly-owned subsidiary of Lincoln National Corporation,

     incorporated on December 17, 1998.

JANUARY 1, 1999-DECEMBER 31, 1999

JANUARY 1999

a.   Lincoln Unit Trust Management changed its name on January 5, 1999, to

     Lincoln ISA Management Limited.

FEBRUARY 1999

a.   Removal of Lincoln Southwest Financial Group, Inc. -- company's term of existence expired July 18, 1998.

JULY 1999

a.   Addition of First Penn-Pacific Securities, Inc., incorporated as an

     Illinois corporation and a wholly-owned subsidiary of First Penn-Pacific

     Life Insurance Company on June 18, 1999.

b.   Addition of Lincoln Realty Capital Corporation, incorporated as an Indiana corporation and a wholly-owned subsidiary of The Lincoln National Life

     Insurance Company on July 9, 1999.

AUGUST 1999

a.   Deletion of Professional Financial Planning, Inc. - company dissolved

     August 25, 1999.

                                      4

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NOVEMBER 1999

a.   Addition of Lincoln National Insurance Associates of Hawaii, Inc.,

     incorporated as a wholly-owned subsidiary of Lincoln National Insurance

     Associates, Inc. as a Hawaii domiciled corporation effective December 8,

     1998.

b.   Addition of AnnuityNet of Alabama, Inc., an Alabama corporation and a wholly-owned subsidiary of AnnuityNet, Inc., incorporated on November 4,

     1999.

c.   Addition of AnnuityNet of New Mexico, Inc., a New Mexico corporation and a wholly-owned subsidiary of AnnuityNet, Inc., incorporated on November 1,

     1999.

DECEMBER 1999

a.   Addition of Wakefield Tower Alpha Limited, a Cayman Islands Corporation,

     effective December 15, 1999, with 100% of the ordinary shares owned by The

    Lincoln National Life Insurance Company. One (1) G Share is held by a third party.

b.   Addition of Delaware General Management, Inc. (DGM), a Delaware Corporation

     and wholly owned subsidiary of Delvoy, Inc., effective December 9, 1999.

     The corporation was formed to act as the general partner of the Delaware

     Market Neutral Equity Fund, L.P.

JANUARY 1, 2000-DECEMBER 31, 2000

JANUARY 2000

a.   Addition of AnnuityNet Insurance Agency of Massachusetts, Inc., a

     Massachusetts Corporation and a wholly-owned subsidiary of AnnuityNet,

     Inc., incorporated on January 1, 2000.

FEBRUARY 2000

a.   Addition of The Kyoei Lincoln Reinsurance Services Co., Ltd., a Japanese

     Corporation in which Lincoln National Corporation has a 90% ownership interest. The remaining 10% is owned by The Kyoei Life Insurance Co., Ltd.

     The date of incorporation in Japan was February 29, 2000.

MARCH 2000

a.   Name change of Underwriters & Management Services, Inc. to Lincoln Re Risk

     Management Services, Inc. effective March 1, 2000.

b.   Lincoln National Corporation disposed of its 49% investment in Seguros

     Serfin Lincoln, S.A. effective March 30, 2000.

APRIL 2000

a.   Lincoln Life and Annuity Distributors, Inc. stock was transferred via capital contribution from Lincoln National Corporation to The Lincoln

     National Life Insurance Company effective April 7, 2000.

b.   Change in ownership percentage of Lincoln National Insurance Associates of

     Ohio, Inc. from a 91% owned subsidiary to a wholly-owned subsidiary of

     Lincoln National Insurance Associates, Inc. effective April 17, 2000.

c.   Reinstatement of Lincoln Southwest Financial Group, Inc. in the State of

     Arizona effective April 25, 2000.

                                      5


MAY 2000

a.   Change in ownership percentage of AnnuityNet, Inc. from a wholly-owned subsidiary of The Lincoln National Life Insurance Company to a 44.9%

     ownership interest effective May 8, 2000.

b.   Addition of LFA, Limited Liability Company, an Indiana limited liability company and 99% owned subsidiary of The Lincoln National Life Insurance

     Company, formed May 11, 2000.

c.   Addition of LFA of Delaware, Limited Liability Company, a Delaware limited liability company and 99% owned subsidiary of The Lincoln National Life

     Insurance Company, formed May 16, 2000.

d.   Dissolution of Lynch & Mayer Securities Corp. (Delaware corporation)

     effective May 9, 2000.

NOVEMBER 2000

a.   Dissolution of Lynch & Mayer, Inc. (Indiana corporation) effective November

     30, 2000.

DECEMBER 2000

a.   Name change of Sagemark Consulting, Inc. to Lincoln Financial Distributors,

     Inc. effective December 4, 2000.

b.   Dissolution of Vantage Global Advisors, Inc. (Delaware corporation)

     effective December 31, 2000.

JANUARY 1, 2001-DECEMBER 31, 2001

JANUARY 2001

a.   Dissolution of Lincoln Investment Management, Inc. (Illinois corporation)

     effective January 11, 2001.

FEBRUARY 2001

a.   Addition of Lincoln Retirement Services Company, LLC, an Indiana Limited

     Liability Company and wholly-owned subsidiary of The Lincoln National Life

     Insurance Company, formed February 28, 2001.

APRIL 2001

a.   Addition of LFD Insurance Agency, Limited Liability Company, a Delaware

     Limited Liability Company and 99% owned subsidiary of The Lincoln National

     Life Insurance Company, formed April 25, 2001.

JUNE 2001

a.   Addition of Lincoln Re (Ireland) Limited, an Ireland corporation and wholly-owned subsidiary of Lincoln National Reinsurance Company (Barbados)

     Limited, incorporated June 20, 2001.

JULY 2001

a.   Addition of Select Capital, LLC, an Indiana Limited Liability Company and

     wholly-owned subsidiary of The Lincoln National Life Insurance Company,

     formed July 17, 2001.

b.   Addition of Pegasus Capital, LLC, an Indiana Limited Liability Company and

     99% owned subsidiary of Select Capital, LLC, formed July 17, 2001.

AUGUST 2001

a.   Lincoln National (UK) PLC makes the following name changes, additions and dissolution of companies as follows:

     1)   Dissolution of Allied Westminster & Company Limited effective May 8,

          2001;

                                      6


     2)   Dissolution of Culverin Property Services Limited effective May 8,

          2001;

     3)   Dissolution of HUTM Limited effective March 9, 1999;

     4)   Dissolution of Liberty Life Pension Trustee Company Limited effective

          April 24, 2001;

     5)   Dissolution of UK Mortgage Securities Limited effective November 24,

          1998;

     6)   Dissolution of Liberty Press Limited [Printing Services] effective

          March 23, 1999;

     7)   Dissolution of Barnwood Developments Limited effective May 22, 2001;

     8)   Dissolution of British National Life Sales Ltd. effective June 12,

          2001;

     9)   Dissolution of BNL Trustees Limited effective May 8, 2001;

     10)  Dissolution of CL CR Management Ltd. effective November 17, 1998;

     11)  Dissolution of Lincoln National Training Services Limited effective

          March 16, 1999;

     12)  Name change of ILI Supplies Limited to Liberty Press Limited;

     13)  Name change of Lincoln ISA Management Limited to Financial Alliances

          Limited;

     14)  Reporting change for Laurtrust Limited from Lincoln Financial Group

          PLC to Lincoln National (UK) PLC;

     15)  Addition of Lincoln Executive Club Trustee Limited, a wholly-owned subsidiary of Lincoln National (UK) PLC, incorporated February 23,

          1999 (currently dormant);

     16)  Addition of Consumers Financial Education Limited, a wholly-owned subsidiary of Lincoln National (UK) PLC, incorporated December 1, 1999

          (currently dormant).

DECEMBER 2001

a.   Removal of the following companies as a result of the December 7, 2001,

     sale to Swiss Re:

     1)   The Kyoei Lincoln Reinsurance Services Co., Ltd.

     2)   Lincoln National (China) Inc.

     3)   Lincoln National Health & Casualty Insurance Company

     4)   Lincoln National Intermediaries, Inc.

     5)   Lincoln National Management Services, Inc.

     6)   Lincoln National Reassurance Company

     7)   Lincoln National Reinsurance Company Limited

     8)   Lincoln National Risk Management, Inc.

     9)   Lincoln National Structured Settlement, Inc.

     10)  Lincoln National Underwriting Services, Ltd.

     11)  Lincoln Re Risk Management Services, Inc.

     12)  Lincoln Re, S.A.

     13)  Linsco Reinsurance Company

     14)  Old Fort Insurance Company, Ltd.

     15)  Servicios de Evaluacion de Riesgos, S. de R.L. de C.V.

     16)  Solutions Holdings, Inc.

     17)  Solutions Reinsurance Limited

     18)  Special Pooled Risk Administrators, Inc.

JANUARY 1, 2002 - DECEMBER 31, 2002

JANUARY 2002

a.   Lincoln National (UK) PLC makes the following changes:

     1)   Dissolution of Lincoln Pension Trustees Limited effective January 15,

          2002;

     2)   Reporting change for Financial Alliances Limited to Lincoln National

          (UK) PLC;

     3)   Reporting change for Lincoln Insurance Services Limited to Lincoln

          National (UK) PLC.

                                      7


MARCH 2002

a.   Addition of Lincoln Administration Services Limited, a wholly-owned subsidiary of Lincoln National (UK) PLC, incorporated March 11, 2002

     (currently inactive).

APRIL 2002

a.   Dissolution of Financial Investment Services, Inc. (Indiana corporation)

     effective April 2, 2002.

b.   Dissolution of Financial Alternative Resources, Inc. (Kansas corporation)

     effective April 3, 2002.

c.   Dissolution of Financial Investments, Inc. (Indiana corporation) effective

     April 26, 2002.

d.   Change in ownership interest of AnnuityNet, Inc. from a 44.9% combined LNL and LNC ownership interest to a 24.0% combined LNL and LNC ownership interest effective April 5, 2002.

MAY 2002

a.   Dissolution of the following corporate agency subsidiaries of Lincoln Life and Annuity Distributors, Inc:

     1)   Colorado-Lincoln Financial Group, Inc. (Colorado) effective December

          17, 2001;

     2)   Lincoln National Financial Services, Inc. (Florida) effective December

          17, 2001;

     3)   CMP Financial Services, Inc. (Illinois) effective January 11, 2002;

     4)   Lincoln Financial Group of Northern Indiana, Inc. (Indiana) effective

          December 13, 2001;

     5)   Financial Planning Partners, Ltd. (Kansas) effective December 18,

          2001;

     6)   The Lincoln National Financial Group of Louisiana, Inc. (Louisiana)

          effective December 20, 2001;

     7)   Lincoln Cascades, Inc. (Oregon) effective December 21, 2001.

b.   Delaware Investments makes the following changes:

     1)   Addition of Delaware Investments U.S., Inc., a Delaware corporation and a wholly-owned subsidiary of DMH Corp., incorporated on June 28,

          2001;

     2)   Addition of DIAL Holding Company, Inc., a Delaware corporation and a wholly-owned subsidiary of DMH Corp., incorporated on June 27, 2001;

     3)   Merger of Delvoy, Inc., a Minnesota corporation and wholly-owned subsidiary of DMH Corp., into Delaware Investments U.S., Inc.,

          effective June 28, 2001;

     4)   Effective February 28, 2001, LNC Administrative Services Corporation

          transferred from being a wholly-owned subsidiary of Lincoln National

          Corporation to being a wholly-owned subsidiary of Retirement Financial

          Services, Inc.

c.   Dissolution of the following corporate agency subsidiary of Lincoln Life and Annuity Distributors, Inc.:

     1)   Lincoln Financial Group of Missouri, Inc. (Missouri) effective June

          14, 2002.

d.   Sale of Lincoln Re (Ireland) Limited to Swiss Re Management Luxembourg S.A.

     effective May 30, 2002.

e.   City Financial Partners Limited stock was acquired by Lincoln National (UK)

     PLC from Lincoln National Corporation effective January 20, 2000.

JULY 2002

a.   Dissolution of Founders CBO Corporation (Delaware corporation) effective

     July 15, 2002.

AUGUST 2002

a.   Cancellation of Founders CBO, L.P. (Delaware Limited Partnership) effective

     August 15, 2002. [Note: This partnership was dissolved 7/15/02; however,

     the official partnership cancellation was not effective until the

     Certificate of Cancellation filing on 8/15/02.]

b.   Dissolution of The Financial Resources Department, Inc. (Michigan

     corporation) effective August 22, 2002.

                                      8


c.   Acquisition of The Administrative Management Group, Inc., an Illinois

     corporation and employee benefits recordkeeping firm, as a wholly-owned subsidiary of The Lincoln National Life Insurance Company effective August

     30, 2002.

d.   Acquisition of AMG Service Corp., an Illinois corporation and wholly-owned subsidiary of The Administrative Management Group, Inc., effective August

     30, 2002.

SEPTEMBER 2002

a.   Dissolution of The Investment Center, Inc. (Tennessee corporation)

     effective September 6, 2002.

b.   Change in ownership of Lincoln Financial Group, Inc. (an Alabama corporation) from a wholly-owned subsidiary of Lincoln Life and Annuity

     Distributors, Inc. to a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company effective September 20, 2002.

c.   Change in ownership of Lincoln Financial Services and Insurance Brokerage

     of New England, Inc. (a Massachusetts corporation) from a wholly-owned subsidiary of Lincoln Life and Annuity Distributors, Inc. to a wholly-owned subsidiary of The Lincoln National Life Insurance Company effective

     September 20, 2002.

OCTOBER 2002

a.   Dissolution of the following corporate agency subsidiaries of Lincoln Life and Annuity Distributors, Inc.:

     1)   Financial Consultants of Michigan, Inc. (Michigan) effective August

          19, 2002;

     2)   Lincoln Financial Group, Inc. (New Mexico) effective September 27,

          2002;

     3)   Lincoln Financial Group, Inc. (Utah) effective May 21, 2002.

b.   Dissolution of The Investment Group, Inc. (New Jersey corporation)

     effective October 21, 2002.

NOVEMBER 2002

a.   Change in ownership of Lincoln Financial Advisors Corporation (an Indiana

     corporation) from a wholly-owned subsidiary of Lincoln Life and Annuity

     Distributors, Inc. to a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company effective November 1, 2002.

b.   Change in ownership of Lincoln Financial and Insurance Services Corporation

     (a California corporation) from a wholly-owned subsidiary of Lincoln Life and Annuity Distributors, Inc. to a wholly-owned subsidiary of The Lincoln

     National Life Insurance Company effective November 18, 2002. California

     Fringe Benefit and Insurance Marketing Corporation will remain as its wholly-owned subsidiary.

c.   Dissolution of Founders Holdings, Inc. (Delaware General Partner) effective

     November 27, 2002.

DECEMBER 2002

a.   Dissolution of Lincoln Life and Annuity Distributors, Inc. (Indiana

     corporation) effective December 11, 2002 (f/k/a Lincoln Financial Group,

     Inc. and Lincoln National Sales Corporation).

b.   Dissolution of The Financial Alternative, Inc. (Utah corporation) effective

     December 9, 2002.

JANUARY 2003

a.   Dissolution of the following corporate agency subsidiary of Lincoln Life and Annuity Distributors, Inc.:

     1)   Benefits Marketing Group, Inc. (Maryland corporation) effective

          January 16, 2003.

FEBRUARY 2003

                                      9


a.   Administrative dissolution of Personal Financial Resources, Inc. (Arizona corporation) a subsidiary of Lincoln National Financial Institutions Group,

     Inc., effective February 7, 2000.

b.   Dissolution of the following corporate agency subsidiaries of Lincoln Life and Annuity Distributors, Inc.: 1) Beardslee & Associates, Inc. (New Jersey

     corporation) effective February 11, 2003; 2) Lincoln Southwest Financial

     Group, Inc. (Arizona corporation) effective February 25, 2003.

c.   Formation of Lincoln Variable Insurance Products Trust, a Delaware Business

     Trust, effective February 1, 2003. Legal ownership resides with The Lincoln

     National Life Insurance Company and Lincoln Life & Annuity Company of New

     York. Beneficial ownership resides with the contract owners. Under the

     Holding Company Act, a company is not deemed to be an affiliate of an insurer unless they are under common control with one entity beneficially owning ten percent or more of the voting securities of another entity. The

     Trust is not considered to be an affiliate and is being shown on the

     Organization Chart for informational purposes only.

MARCH 2003

a.   Name change of First Penn-Pacific Securities, Inc. to Lincoln Retirement

     Advisors, Inc. effective March 25, 2003.

APRIL 2003

a.   Effective April 30, 2003, the following funds become a series of Lincoln

     Variable Insurance Products Trust: Aggressive Growth Fund; Bond Fund;

     Capital Appreciation Fund; Equity-Income Fund; Global Asset Allocation

     Fund; Growth and Income Fund; International Fund; Managed Fund; Money

     Market Fund; Social Awareness Fund; Special Opportunities Fund.

b.   Dissolution of Personal Investment Services, Inc. (Pennsylvania

     corporation), a subsidiary of Lincoln National Financial Institutions

     Group, Inc., effective April 10, 2003.

MAY 2003

a.   Dissolution of Financial Choices, Inc. (Pennsylvania corporation), a subsidiary of Lincoln National Financial Institutions Group, Inc.,

     effective May 16, 2003.

JUNE 2003

a.   Dissolution of Investment Alternatives, Inc. (Pennsylvania corporation), a subsidiary of Lincoln National Financial Institutions Group, Inc.,

     effective June 2, 2003.

JULY 2003

a.   Change in ownership interest of AnnuityNet, Inc. from a 24.0% combined LNL and LNC ownership interest to a 13.1% combined LNL and LNC ownership interest effective July 1, 2003.

b.   Addition of Corporate Benefit Systems, Inc. (a Texas corporation) as a wholly owned subsidiary of The Lincoln National Life Insurance Company effective July 9, 2003. This insurance agency was previously owned by Texas resident officers.

c.   Addition of Lincoln National Insurance Associates of Texas, Inc. (a Texas

     corporation) as a wholly-owned subsidiary of Lincoln National Insurance

     Associates, Inc. effective July 9, 2003. This insurance agency was previously owned by Texas resident officers.

NOVEMBER 2003

                                      10


a.   Delaware Capital Management Company, Inc. (Delaware Corporation) merged its assets with Vantage Investment Advisers, a series of Delaware Management

     Business Trust, effective January 1, 2003. The new, merged series has been renamed Delaware Capital Mgmt.

b.   Dissolution of Delaware Capital Management Company, Inc. (Delaware

     Corporation), a subsidiary of Delaware Investments U.S., Inc., effective

     January 1, 2003.

JANUARY 2004

a.   Dissolution of Lincoln Retirement Advisors, Inc. (formerly First

     Penn-Pacific Securities, Inc.), an Illinois corporation and subsidiary of

     First Penn-Pacific Life Insurance Company, effective January 9, 2004.

b.   Addition of LFA Management Corporation (a Pennsylvania corporation) as a wholly-owned subsidiary of Lincoln Financial Advisors Corporation effective

     January 1, 2004.

APRIL 2004

a.   Dissolution of Pegasus Capital, LLC, an Indiana limited liability company and subsidiary of Select Capital, LLC, effective April 19, 2004.

b.   Dissolution of Select Capital, LLC, an Indiana limited liability company and subsidiary of The Lincoln National Life Insurance Company, effective

     April 19, 2004.

MAY 2004

a.   Dissolution of Lincoln National Insurance Associates of Ohio, Inc., an Ohio

     corporation and subsidiary of Lincoln National Insurance Associates, Inc.,

     effective May 6, 2004.

AUGUST 2004

a.   Dissolution of Lincoln National Insurance Associates of Texas, Inc., a

     Texas corporation and subsidiary of Lincoln National Insurance Associates,

     Inc., effective August 3, 2004.

b.   Dissolution of Lincoln National Insurance Associates of Alabama, Inc., an

     Alabama corporation and subsidiary of Lincoln National Insurance

     Associates, Inc., effective August 10, 2004.

SEPTEMBER 2004

a.   Addition of Lincoln Reinsurance Company of Bermuda, Limited (Bermuda

     Corporation) as a wholly-owned subsidiary of Lincoln National Corporation effective September 3, 2004.

b.   Sale of DIAL Holding Company, Inc., a wholly-owned subsidiary of DMH Corp.,

     with its subsidiary companies Delaware International Advisers, Ltd. and

     Delaware International Holdings, Ltd. effective September 24, 2004.

NOVEMBER 2004

a.   Lincoln National (UK) PLC has the following changes to the organization chart:

     1.   Dissolution of Lincoln Administration Services Limited effective

          September 9, 2003.

     2.   Dissolution of Lincoln Executive Club Trustee Limited effective

          February 24, 2004.

     3.   Dissolution of Niloda Limited effective October 7, 2003.

MAY 2005

a.   Addition of Lincoln Financial Holdings, LLC (a Delaware Limited Liability

     Company) as a wholly-owned subsidiary of The Lincoln National Life

     Insurance Company effective May 18, 2005.

                                      11


OCTOBER 2005

a.   Dissolution of Lincoln National Financial Institutions Group, Inc.

     (formerly The Richard Leahy Corporation), an Indiana corporation and subsidiary of Lincoln National Corporation, effective October 14, 2005.

b.   AnnuityNet, Inc. has the following changes to the organization chart:

     1.   Name change of AnnuityNet, Inc. to Finetre Corporation effective

          October 19, 2003.

     2.   Dissolution of AnnuityNet of New Mexico, Inc., a New Mexico

          corporation and subsidiary of AnnuityNet, Inc., effective July 31,

          2000.

NOVEMBER 2005

a.   The following changes have occurred with Delaware companies:

     1.   Dissolution of LincAm Properties, Inc., a Delaware corporation and subsidiary of Lincoln National Corporation, effective December 31,

          1998

     2.   Dissolution of Delaware Lincoln Investment Advisers, part of the series of Delaware Management Business Trust, effective November 30,

          2003.

b.   Addition of Quartz Corporation, (a North Carolina corporation) as a wholly-owned subsidiary of Lincoln National Corporation, effective October

     6, 2005.

c.   Addition of LFG South Carolina Reinsurance Company (a South Carolina

     corporation) as a wholly owned subsidiary of Lincoln Financial Holdings,

     LLC, effective August 3, 2005.

JANUARY 2006

a.   Name change of Wakefield Tower Alpha Limited to Lincoln Investment

     Solutions, Inc. effective January 3, 2006. It has also been de-registered in the Cayman Islands and is now a Delaware corporation.

b.   Dissolution of AnnuityNet Insurance Agency of Massachusetts, Inc., a

     subsidiary of Finetre Corporation (formerly AnnuityNet, Inc.), effective

     November 10, 2005

c.   Dissolution of AnnuityNet of Alabama, Inc., a subsidiary of Finetre

     Corporation (formerly AnnuityNet, Inc.), effective November 17, 2005.

d.   Dissolution of Liberty Press Limited, a subsidiary of Lincoln National (UK)

     PLC, effective January 10, 2006.

e.   Addition of Lincoln JP Company, LLC (an Indiana Limited Liability Company)

     as a wholly-owned subsidiary of Lincoln National Corporation effective

     January 17, 2006.

f.   Addition of Lincoln JP Holdings, L.P. (an Indiana Limited Partnership) with

     Lincoln National Corporation as limited partner and Lincoln JP Company, LLC as general partner effective January 17, 2006.

APRIL 2006

a.   Pursuant to an Agreement and Plan of Merger by and among Lincoln National

     Corporation, Lincoln JP Holdings, L.P., Quartz Corporation and

     Jefferson-Pilot Corporation the following entities were added as of April

     3, 2006:

     1.   The following are wholly owned subsidiaries of Lincoln JP Holdings,

          L.P.:

          -    HARCO Capital Corp. (a Delaware corporation)

          -    Hampshire Funding, Inc. (a New Hampshire corporation)

          -    Jefferson-Pilot Capital Trust A (a Delaware business trust)

          -    Jefferson-Pilot Capital Trust B (a Delaware business trust)

          -    Lincoln Financial Media Company (a North Carolina corporation)

          -    Jefferson Pilot Investment Advisory Corporation ( a Tennessee

               corporation)

          -    Jefferson-Pilot Investments, Inc. (a North Carolina corporation)

                                      12


          -    Jefferson Pilot Variable Corporation (a North Carolina

               corporation)

          -    Jefferson-Pilot Life Insurance Company (a North Carolina

               corporation)

          -    Jefferson-Pilot Securities Corporation (a New Hampshire

               corporation)

          -    The Guarantee Life Companies Inc. (a Delaware corporation)

          -    TSC Reassurance (Bermuda) Ltd.

     2.   International Home Furnishing Center, Inc. (a North Carolina

          corporation), which is 29.074% owned by HARCO Capital Corp.

     3.   Tomco2 Equipment Company (a Georgia corporation), which is 29.16%

          owned by HARCO Capital Corp.

     4.   The following are wholly owned subsidiaries of Lincoln Financial Media

          Company:

          -    Lincoln Financial Media Company of California (a North Carolina

               corporation)

          -    Lincoln Financial Media Company of Colorado (a North Carolina

               corporation)

          -    Lincoln Financial Media Company of Florida (a North Carolina

               corporation)

          -    Lincoln Financial Media Company of Georgia (a North Carolina

               corporation)

          -    Lincoln Financial Media Company of North Carolina (a North

               Carolina corporation)

          -    Lincoln Financial Sports, Inc. (a North Carolina corporation)

          -    WWBT, Inc. (a Virginia corporation)

          -    WBTV, Inc. (a North Carolina corporation)

          -    WCSC, Inc. (a South Carolina corporation)

     5.   Tall Tower, Inc. (a South Carolina corporation) as a wholly-owned subsidiary of WCSC, Inc.

     6.   Hampshire Syndications, Inc. (a New Hampshire corporation) as a wholly-owned subsidiary of Jefferson-Pilot Investments, Inc.

     7.   Jefferson Standard Life Insurance Company (a North Carolina

          corporation) as a wholly-owned subsidiary of Jefferson-Pilot Life

          Insurance Company.

     8.   The following are wholly owned subsidiaries of Jefferson Pilot

          Securities Corporation:

          -    Allied Professional Advisors, Inc. (a New Hampshire corporation)

          -    Jefferson Pilot Insurance Agency of Alabama, Inc. (an Alabama

               corporation)

          -    Jefferson Pilot Insurance Agency of Hawaii, Inc. (a Hawaii

               corporation)

          -    Jefferson Pilot Insurance Agency of Texas, Inc. (a Texas

               corporation)

          -    Jefferson-Pilot Investor Services of Nevada, Inc. (a Nevada

               corporation)

          -    JPSC Insurance Services, Inc. (a New Hampshire corporation)

          -    Polaris Advisory Services, Inc. (a Connecticut corporation)

          -    Polaris Financial Services, Inc. (a Connecticut corporation)

          -    Windward Securities Corporation (a New Hampshire corporation)

     10.  Jefferson Pilot Financial Insurance Company (a Nebraska corporation)

          which is owned 80.3% by Lincoln JP Holdings, L.P. and 19.7% by The

          Guarantee Life Companies, Inc.

    11.  The following are wholly owned subsidiaries of Jefferson Pilot

          Financial Insurance Company:

          -    Jefferson Pilot Life Insurance Agency of Massachusetts, Inc. (a

               Massachusetts corporation)

          -    Jefferson Pilot LifeAmerica Insurance Company (a New Jersey

               corporation)

          -    Westfield Assigned Benefits Company (an Ohio corporation)

JUNE 2006

a.   Dissolution of The Guarantee Life Companies Inc., a subsidiary of Lincoln

     JP Holdings, L.P., effective June 1, 2006.

b.   As a result of the dissolution of The Guarantee Life Companies Inc.,

     Jefferson Pilot Financial Insurance Company became a wholly-owned subsidiary of Lincoln JP Holdings, L.P., effective June 1, 2006.

                                      13


c.   Delaware has the following change to the organization chart:

     1.   Delaware Asset Advisers was organized on August 18, 2005 and is part of the Delaware Management Business Trust.

JANUARY 2007

a.   Dissolution of Corporate Benefit Systems, Inc., a Texas corporation and subsidiary of The Lincoln National Life Insurance Company, effective

     December 31, 2006.

b.   Change in ownership of LFA, Limited Liability Company from 99% ownership by

     The Lincoln National Life Insurance Company and 1% ownership by First

     Penn-Pacific Life Insurance Company to a wholly-owned subsidiary of The

     Lincoln National Life Insurance Company, effective December 31, 2006.

c.   Change in ownership of LFD Insurance Agency, Limited Liability Company from

     99% ownership by The Lincoln National Life Insurance Company and 1%

     ownership by First Penn-Pacific Life Insurance Company to a wholly-owned subsidiary of The Lincoln National Life Insurance Company, effective

     December 31, 2006.

d.   Dissolution of Lincoln Financial Group, Inc., an Alabama corporation and subsidiary of The Lincoln National Life Insurance Company, effective

     December 28, 2006.

e.   Dissolution of Lincoln Financial Services and Insurance Brokerage of New

     England, Inc., a Massachusetts corporation and subsidiary of The Lincoln

     National Life Insurance Company, effective January 9, 2007.

MARCH 2007

a.   Dissolution of TSC Reassurance (Bermuda) Ltd., a Bermuda company and subsidiary of Lincoln JP Holdings, L.P., effective December 31, 2006.

b.   Dissolution of Quartz Corporation, a North Carolina corporation and subsidiary of Lincoln National Corporation, effective February 19, 2007.

c.   Dissolution of Jefferson Pilot Life Insurance Agency of Massachusetts,

     Inc., a Massachusetts corporation and subsidiary of Jefferson Pilot

     Financial Insurance Company, effective February 28, 2007.

d.   Dissolution of Lincoln JP Company, LLC, an Indiana limited liability company and subsidiary of Lincoln National Corporation, effective March 1,

     2007.

e.   Dissolution of Lincoln JP Holdings, L.P., an Indiana limited partnership and subsidiary of Lincoln National Corporation, effective March 1, 2007.

f.   As a result of the dissolution of Lincoln JP Holdings, L.P., the following entities became wholly-owned subsidiaries of Lincoln National Corporation,

     effective March 1, 2007:

     1.   HARCO Capital Corp.

     2.   Hampshire Funding, Inc.

     3.   Jefferson-Pilot Capital Trust A

     4.   Jefferson-Pilot Capital Trust B

     5.   Lincoln Financial Media Company

     6.   Jefferson Pilot Investment Advisory Corporation

     7.   Jefferson-Pilot Investments, Inc.

     8.   Jefferson-Pilot Life Insurance Company

     9.   Jefferson Pilot Securities Corporation

     10.  Jefferson Pilot Variable Corporation

     11.  Jefferson Pilot Financial Insurance Company

g.   Dissolution of Jefferson Pilot Insurance Agency of Alabama, Inc., an

     Alabama corporation and subsidiary of Jefferson Pilot Securities

     Corporation, effective March 12, 2007.

h.   Dissolution of Jefferson Pilot Insurance Agency of Hawaii, Inc., a

     Hawaii corporation and subsidiary of Jefferson Pilot Securities

     Corporation, effective March 13, 2007.

i.   Dissolution of Jefferson Pilot Investor Services of Nevada, Inc., a

     Nevada corporation and subsidiary of Jefferson Pilot Securities

     Corporation, effective March 15, 2007.

APRIL 2007

a.   Jefferson-Pilot Life Insurance Company was merged with and into The

     Lincoln National Life Insurance Company effective April 2, 2007.

b.   As a result of the merger of Jefferson-Pilot Life Insurance Company into

     The Lincoln National Life Insurance Company, Jefferson Standard Life

     Insurance Company became a wholly owned subsidiary of The Lincoln National

     Life Insurance Company effective April 2, 2007.

c.   Lincoln Life & Annuity Company of New York was merged with and into

     Jefferson Pilot LifeAmerica Insurance Company effective April 2, 2007.

     Immediately following this merger the surviving entity, Jefferson Pilot

     LifeAmerica Insurance Company, changed its name to Lincoln Life & Annuity

     Company of New York; and at the same time, was redomesticated from a New

     Jersey corporation to a New York corporation. The ownership share of the "new" Lincoln Life & Annuity Company of New York is vested 89.5% in The

     Lincoln National Life Insurance Company and 10.5% in Jefferson Pilot

     Financial Insurance Company.

MAY 2007

a.   Ownership of LNC Administrative Services Corporation was changed from

     Retirement Financial Services, Inc. to the new owner, The Lincoln National

     Life Insurance Company effective January 1, 2007.

b.   Dissolution of LFA of Delaware, Limited Liability Company, a Delaware

     LLC and subsidiary of The Lincoln National Life Insurance Company (99%

     ownership) was dissolved, effective April 18, 2007.

c.   Name change of Jefferson Pilot Investment Advisory Corporation to

     Lincoln Investment Advisors Corporation effective April 27, 2007.

JUNE 2007

a.   Ownership of First Penn-Pacific Life Insurance Company was changed from

     The Lincoln National Life Insurance Company to the new owner,

     Lincoln National Corporation effective May 2, 2007.

b.   Dissolution of Lincoln National Insurance Associates of Hawaii, Inc., a

     Hawaii Corporation and subsidiary of Lincoln National Insurance

     Associates, Inc., effective May 24, 2007.

c.   Dissolution of Lincoln National Insurance Associates of Massachusetts,

     Inc., a Massachusetts Corporation and subsidiary of Lincoln National

     Insurance Associates, Inc., effective May 24, 2007.

d.   Dissolution of Jefferson Pilot Life Insurance Agency of Texas, Inc., a

     Texas Corporation and subsidiary of Jefferson Pilot Securities Corporation,

     effective June 13, 2007.

July 2007

a.   Sale of Finetre Corporation, a subsidiary of The Lincoln National Life

     Insurance Company, along with its subsidiary company, AnnuityNet Insurance

     Agency, Inc., effective October 2, 2006.

b.   Jefferson Pilot Financial Insurance Company was merged with and into The

     Lincoln National Life Insurance Company effective July 2, 2007.

c.   As a result of the merger of Jefferson-Pilot Life Insurance Company into

     The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company

     of New York and Westfield Assigned Benefits Company became wholly owned subsidiaries of The Lincoln National Life Insurance Company effective

     July 2, 2007.

d.   Addition of Lincoln National Financial Holdings, LLC (a Delaware Limited

     Liability Company) as a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company effective July 13, 2007.

e.   Dissolution of Polaris Financial Services, Inc., a Connecticut

     corporation and subsidiary of Jefferson Pilot Securities Corporation,

     effective July 19, 2007.

f.   Dissolution of Polaris Advisory Services, Inc., a Connecticut

     corporation and subsidiary of Jefferson Pilot Securities Corporation,

     effective July 19, 2007.

g.   Addition of Lincoln Reinsurance Company of South Carolina (a South

     Carolina Corporation) as a wholly-owned subsidiary of Lincoln National

     Financial Holdings, LLC effective July 27, 2007.

SEPTEMBER 2007

a.   Windward Securities Corporation was merged with and into Jefferson Pilot

     Securities Corporation effective August 4, 2006.

OCTOBER 2007

a.   The Administrative Management Group, Inc. was merged with and into Lincoln

     Retirement Services Company, LLC, effective October 1, 2007.

b.   As a result of the merger of Administrative Management Group, Inc. into

     Lincoln Retirement Services Company, LLC, AMG Service Corp. became a wholly-owned subsidiary of Lincoln Retirement Services Company, LLC.

     effective October 1, 2007.

NOVEMBER 2007

a.   Dissolution of HARCO Capital Corp., a Delaware corporation and subsidiary of Lincoln National Corporation, effective November 9, 2007.

b.   As a result of the dissolution of HARCO Capital Corp., the 29.074%

     ownership interest of International Home Furnishing Center, Inc. and the

     29.16% ownership interest of Tomco2Equipment Company previously held by

     HARCO Capital Corp are transferred to Lincoln National Corporation effective November 9, 2007.

c.   Dissolution of Lincoln National Insurance Associates, Inc., a

     Connecticut corporation and subsidiary of The Lincoln National Life

     Insurance Company, effective November 21, 2007.

DECEMBER 2007

a.   Sale of Lincoln Financial Sports, Inc., a North Carolina corporation and subsidiary of Lincoln Financial Media Company, to Raycom Sports, LLC.

     effective November 30, 2007.

b.   Dissolution of AMG Service Corp., an Illinois corporation and subsidiary of Lincoln Retirement Services Company, effective December 11, 2007.

JANUARY 2008

a.   Cancellation of Jefferson-Pilot Capital Trust A and Jefferson-Pilot

     Capital Trust B, Delaware business trusts owned by Lincoln National

     Corporation, effective January 11, 2008.

b.   Sale of Lincoln Financial Media Company of North Carolina, a North

     Carolina corporation and subsidiary of Lincoln Financial Media Company, to

     Greater Media Radio, Inc. effective January 31, 2008.

APRIL 2008

a.   Sale of WCSC, Inc., a South Carolina corporation and subsidiary of Lincoln

     Financial Media Company, to Raycom Media, Inc. effective April 1, 2008.

b.   Sale of WBTV, Inc., a North Carolina corporation and subsidiary of Lincoln

     Financial Media Company, to Raycom Media, Inc. effective April 1, 2008.

c.   Sale of WWBT, Inc. a Virginia corporation and subsidiary of Lincoln

     Financial Media Company, to Raycom Media, Inc. effective April 1, 2008.

d.   Sale of Tall Tower, Inc., a South Carolina corporation and subsidiary of

     WCSC, Inc., to Raycom Media, Inc. effective April 1, 2008.

JULY 2008

a.   Name change of Jefferson Pilot Securities Corporation to Lincoln Financial

     Securities Corporation effective July 1, 2008.

b.   Addition of Lincoln Reinsurance Company of South Carolina II (a South

     Carolina Corporation) as a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company, effective July 24, 2008.

SEPTEMBER 2008

a.   Dissolution of Laurit Limited, an England domiciled company and subsidiary of Lincoln Management Services Limited effective October 5, 2005.

b.   Dissolution of Lincoln National (Guernsey) Limited, an England domiciled company and subsidiary of Lincoln National (UK) PLC effective April 3,

     2008.

DECEMBER 2008

a.   Dissolution of LIV Limited, an England domiciled company and subsidiary of Lincoln National (UK) PLC effective November 11, 2008.

b.   Dissolution of Lincoln Management Services Limited, an England domiciled company and subsidiary of Lincoln Financial Group PLC effective December

     16, 2008.

c.   Dissolution of Lincoln General Insurance Co., Ltd., an England domiciled company and subsidiary of Lincoln National (UK) PLC effective December 16,

     2008.

d.   Dissolution of Lincoln National Financial Holdings, LLC, a Delaware

     limited liability company and subsidiary of The Lincoln National Life

     Insurance Company effective December 31, 2008.

e.   As a result of the dissolution of Lincoln National Financial Holdings,

     LLC, Lincoln Reinsurance Company of South Carolina became a wholly-owned subsidiary of The Lincoln National Life Insurance Company effective

     December 31, 2008.

f.   Dissolution of Lincoln Financial and Insurance Services Corporation, a

     California corporation and subsidiary of The Lincoln National Life

     Insurance Company effective December 31, 2008.

g.   As a result of the dissolution of Lincoln Financial and Insurance

     Services Corporation, California Fringe Benefit and Insurance Marketing

     Corporation became a wholly-owned subsidiary of The Lincoln National Life

     Insurance Company effective December 31, 2008.

JANUARY 1, 2009-DECEMBER 31, 2009

JANUARY 2009

a.   Purchase of Newton County Loan & Savings, FSB which became a wholly-owned subsidiary of Lincoln National Corporation effective January

     15, 2009.

MAY 2009

a.   Ownership of Lincoln Financial Media Company was transferred from Lincoln

     National Corporation to The Lincoln National Life Insurance Company

     effective May 7, 2009.

b.   Addition of Lincoln Financial Holdings, LLC II (a Delaware Limited

     Liability Company) as a wholly-owned subsidiary of The Lincoln National

     Life Insurance Company effective May 7, 2009.

c.   Addition of Lincoln Reinsurance Company of Vermont I (a Vermont

     Corporation) as a wholly owned subsidiary of Lincoln Financial Holdings,

     LLC II effective May 8, 2009.

JUNE 2009

a.   Sale of Jefferson Standard Life Life Insurance Company, a North Carolina

     corporation and subsidiary of The Lincoln National Life Insurance Company to Unity Mutual Life Insurance Company effective June 12, 2009.

b.   Dissolution of Hampshire Syndications, a New Hampshire corporation and subsidiary of Jefferson-Pilot Investments, Inc. effective July 7, 2009.

OCTOBER 2009

a.   Removal of the following companies as a result of the October 1, 2009 sale of Lincoln National (UK) PLC to SLF of Canada UK Limited:

1.   Lincoln National (UK) PLC

2.   City Financial Partners Limited

3.   Laurtrust Limited

4.   Financial Alliances Limited

5.   Consumers Financial Education Company Limited

6.   Lincoln Unit Trust Managers Limited

7.   Lincoln Independent Limited

8.   Lincoln Investment Management Limited

9.   LN Securities Limited

10.  Lincoln Independent (Jersey) Limited

11.  Lincoln Assurance Limited

12.  Barnwood Property Group Limited

13.  Barnwood Properties Limited

14.  IMPCO Properties G.B. Limited

15.  Chapel Ash Financial Services Limited

16.  Lincoln Financial Group PLC

17.  Lincoln Milldon Limited

b.   As a result of the sale of Lincoln National (UK) PLC, the following ownership changes have taken place effective October 1, 2009:

1.   Lincoln Insurance Services Limited became a wholly-owned subsidiary of

     Lincoln National Corporation.

2.   Lincoln Financial Advisers Limited became a wholly-owned subsidiary of

     Lincoln Insurance Services Limited

3.   LN Management Limited became a wholly-owned subsidiary of Lincoln

     Insurance Services Limited

4.   Lincoln SBP Trustee Limited became a wholly-owned subsidiary of Lincoln

     Insurance Services Limited

JANUARY 2010

a.   Removal of the following companies as a result of the January 4, 2010 sale of Delaware Management Holdings, Inc. to Macquarie Affiliated Managers

     (USA) Inc.:

1.   Delaware Management Holdings, Inc.

2.   DMH Corp.

3.   Delaware Investments U.S., Inc.

4.   Delaware Distributors, Inc.

5.   Delaware General Management, Inc.

6.   Delaware Management Company, Inc.

7.   Delaware Management Business Trust

8.   Delaware Distributors, L.P.

9.   Delaware Management Trust Company

10.  Delaware Service Company, Inc.

11.  Retirement Financial Services, Inc.

b.   Name change of Jefferson Pilot Variable Corporation to Lincoln Financial

     Investment Services Corporation effective January 14, 2010.

MARCH 2010

a.   Dissolution of Lincoln National Investment Companies, Inc., an Indiana

     corporation and subsidiary of Lincoln National Investments, Inc. effective

     March 22, 2010.

b.   Dissolution of Lincoln National Investments, Inc., an Indiana

     corporation and subsidiary of Lincoln National Corporation effective March

     22, 2010.

MAY 2010

a.   Dissolution of Lincoln Life Improved Housing, Inc., an Indiana corporation and subsidiary of Lincoln National Corporation, effective April 29, 2010.

b.   Dissolution of Lincoln National Realty Corporation, an Indiana corporation and subsidiary of Lincoln National Corporation, effective April 29, 2010.

c.   Dissolution of Lincoln Realty Capital Corporation, an Indiana corporation and subsidiary of The Lincoln National Life Insurance Company, effective

     April 29, 2010.

JUNE 2010

a.    Dissolution of LFG South Carolina Reinsurance Company, a South Carolina

      corporation and subsidiary of Lincoln Financial Holdings, LLC, effective

      June 1, 2010.

b.    Dissolution of Lincoln Financial Holdings, LLC, a Delaware limited liability company and subsidiary of The Lincoln National Life Insurance

      Company, effective June 1, 2010.

c.    Addition of Lincoln Reinsurance Company of Vermont II (a Vermont

      Corporation) as a wholly owned subsidiary of The Lincoln National Life

      Insurance Company effective June 11, 2020.

d.    Addition of Lincoln National Financial Holdings, LLC II, a Delaware

      limited liability company and subsidiary of The Lincoln National Life

      Insurance Company, effective June 23, 2010.

JULY 2010

a.    Ownership of Lincoln Reinsurance Company of Vermont II was transferred from The Lincoln National Life Insurance Company to Lincoln National

      Financial Holdings, LLC II effective July 30, 2010.

JUNE 2011

a.    Sale of Lincoln National Corporation's 29.074% ownership in

      International Home Furnishing Center, Inc. to IHFC Acquisition Company LLC

      effective May 2, 2011.

b.    Addition of Lincoln Reinsurance Company of Vermont III (a Vermont

      Corporation) as a wholly owned subsidiary of The Lincoln National Life

      Insurance Company effective June 2, 2011.

AUGUST 2011

a.    Addition of Lincoln Reinsurance Company of Vermont IV (a Vermont

      Corporation) as a wholly owned subsidiary of The Lincoln National Life

      Insurance Company effective August 4, 2011.

b.    Addition of Lincoln Investment Management Company (a Delaware Corporation)

      as a wholly owned subsidiary of Lincoln National Corporation effective

      August 22, 2011.

OCTOBER 2011

a.     Dissolution of Lincoln Financial Advisers Limited and LN Management

       Limited, both England domiciled companies and subsidiaries of Lincoln

       Insurance Services Limited, effective October 25, 2011.

NOVEMBER 2011

a.      Dissolution of LNC Administrative Services Corporation, an Indiana

        corporation and subsidiary of The Lincoln National Life Insurance

        Company effective November 14, 2011.

b.      Dissolution of Lincoln Reinsurance Company of  South Carolina II, a

        South Carolina corporation and subsidiary of The Lincoln National Life

        Insurance Company effective November 22, 2011.

c.      Dissolution of Newton County Loan & Savings, FSB, a federally regulated savings bank and subsidiary of Lincoln National Corporation effective November 30, 2011.

DECEMBER 2011

a.      Addition of Lincoln Financial Group Trust Company, LLC (a New Hampshire

        Corporation) as a wholly owned subsidiary of Lincoln Retirement Services

        Company, LLC effective December 27, 2011.

b.      Ownership of Lincoln Investment Advisors Corporation was transferred from Lincoln National Corporation to The Lincoln National Life Insurance

        Company effective December 30, 2011.

AUGUST 2012

a.      Dissolution of Hampshire Funding, Inc., a New Hampshire corporation and subsidiary of Lincoln National Corporation effective August 7, 2012.

b.      Dissolution of Lincoln National Financial Holdings, LLC II, a Delaware

       limited liability company and subsidiary of The Lincoln National Life

        Insurance Company effective August 28, 2012.

c.      As a result of the dissolution of Lincoln National Financial Holdings,

        LLC II, Lincoln Reinsurance Company of Vermont II became a wholly-owned subsidiary of The Lincoln National Life Insurance Company effective

        August 28, 2012.

d.      Addition of Lincoln Financial Group Trust Company, Inc. (a New Hampshire

        corporation) as a wholly owned subsidiary of Lincoln Retirement Services

        Company, LLC effective August 23, 2012.

SEPTEMBER 2012

a.      Merger of Lincoln Financial Group Trust Company, LLC with and into

        Lincoln Financial Group Trust Company, Inc. effective

        September 11, 2012.

JULY 2013

a.      Addition of Lincoln Financial Limited Liability Company I, a Delaware

        limited liability company and subsidiary of Lincoln National

        Corporation, effective July 11, 2013.

b.      Addition of Lincoln Reinsurance Company of Vermont V, a Vermont

        corporation and subsidiary of The Lincoln National Life Insurance

        Company effective July 19, 2013.

OCTOBER, 2014

a.      Dissolution of Lincoln Reinsurance Company of Bermuda, Limited, a

        Bermuda domiciled company and subsidiary of Lincoln National Corporation effective October 31, 2014.

JANUARY, 2015

a.      Dissolution of Allied Professional Advisors, Inc., a New Hampshire

        domiciled company and subsidiary of Lincoln Financial Securities

        Corporation effective January 30, 2015.

                                       14

Item 29. Indemnification
(a)	Brief description of indemnification provisions:

In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.
In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln New York.
Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.
(b)	Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriter
(a)	Lincoln Financial Distributors, Inc. currently serves as Principal Underwriter for; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln New York Account N for Variable Annuities; LLANY Separate Account R for Flexible Premium Variable Life Insurance; LLANY Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.
(b)	Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Wilford H. Fuller*	President, Chief Executive Officer and Director
Jeffrey D. Coutts*	Senior Vice President and Treasurer
Patrick J. Caulfield**	Vice President, Chief Compliance Officer and Senior Counsel
Elizabeth M. O’Brien*	Senior Vice President and Director
Thomas O’Neill*	Senior Vice President, Chief Operating Officer and Director
Carl R. Pawsat***	Interim Financial and Operation Principal
Nancy A. Smith*	Secretary
*	Principal business address is 150 N. Radnor Chester Road, Radnor, PA 19087
**	Principal business address is 350 Church Street, Hartford, CT 06103
***	Principal business address is 100 North Greene Street, Greensboro, NC 27401
(c)	N/A
Item 31. Location of Accounts and Records
Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Bank of New York Mellon, N.A., One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.

Item 32. Management Services
Not Applicable.
Item 33. Fee Representation
Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this Initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 30th day of March, 2015.

Lincoln Life & Annuity Flexible Premium
Variable Life Account Y
(Registrant)

By:	/s/ Joshua R. Durand
Joshua R. Durand
Assistant Vice President
Lincoln Life & Annuity Company of New York

Lincoln Life & Annuity Company of New York
(Depositor)

By:	/s/ Joshua R. Durand
Joshua R. Durand
Assistant Vice President

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement (File No.:811-08559; CIK: 0001051629) has been signed below on March 30, 2015, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature	Title

/s/ Dennis R. Glass *	President
Dennis R. Glass

/s/ Ellen G. Cooper *	Executive Vice President, Chief Investment
Ellen G. Cooper	Officer and Director

/s/ Randal J. Freitag *	Executive Vice President, Chief Financial
Randal J. Freitag	Officer and Director

/s/ George W. Henderson, III *	Director
George W. Henderson, III

/s/ Mark E. Konen *	Executive Vice President and Director
Mark E. Konen

/s/ M. Leanne Lachman *	Director
M. Leanne Lachman

/s/ Louis G. Marcoccia *	Director
Louis G. Marcoccia

/s/ Patrick S. Pittard *	Director
Patrick S. Pittard

* By:	/s/ John L. Reizian
John L. Reizian
Attorney-in-Fact, pursuant to a Power-of-Attorney filed with this Registration Statement

POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller, Brian A. Kroll, John L. Reizian, Lawrence A. Samplatsky, Stephen R. Turer and John D. Weber, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any Registration Statements and any and all amendments to Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, under the Securities Act of 1933 and/or Securities Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any amendment to said Registration Statements as follows:

Variable Life Insurance Separate Accounts:

Lincoln Life & Annuity Flexible Premium Variable Life Account M: File No. 333-141782, 333-141788, 333-141789, 333-141785, 333-141790, 333-141779, 333-141767, 333-141771, 333-141775, 333-148917; 333-155333; 333-170383; 811-08559

LLANY Separate Account R for Flexible Premium Variable Life: File No. 333-141780, 333-141784, 333-141786, 333-141768, 333-141772, 333-141776; 333-149053; 811-08651

LLANY Separate Account S for Flexible Premium Variable Life: File No. 333-141777, 333-141773, 333-141769; 811-09257

Lincoln Life & Annuity Flexible Premium Variable Life Account Y: File No. 333-141781, 333-141783, 333-141787, 333-141770, 333-141774, 333-141778; 333-159954, 811-21029

Lincoln Life & Annuity Flexible Variable Life Account JA-B: 033-77496; 811-08470

Variable Annuities Separate Accounts:

Lincoln Life & Annuity Variable Annuity Account H: 333-141756, 333-141758, 333-141761, 333-141754, 333-141763, 333-141766, 333-171097; 333-176216; 333-181617; 811-08441

Lincoln Life & Annuity Variable Annuity Account L: 333-141755; 811-07785

Lincoln New York Account N for Variable Annuities: 333-141752, 333-141757, 333-141759, 333-141760, 333-141762, 333-145531, 333-149449; 333-171096; 333-175691; 333-176213; 333-181616; 333-186895; 333-193276; 333-193277; 333-193278; 811-09763

Except as otherwise specifically provided herein, the power-of-attorney granted herein shall not in any manner revoke in whole or in part any power-of-attorney that each person whose signature appears below has previously executed.  This power-of-attorney shall not be revoked by any subsequent power-of-attorney each person whose signature appears below may execute, unless such subsequent power specifically refers to this power-of-attorney or specifically states that the instrument is intended to revoke all prior general powers-of-attorney or all prior powers-of-attorney.

This Power-of-Attorney may be executed in separate counterparts each of which when executed and delivered shall be an original; but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies, each signed by less than all, but together signed by all, of the undersigned.

Signature	Title

/s/ Dennis R. Glass	President and Director
Dennis R. Glass

/s/ Ellen Cooper	Executive Vice President, Chief Investment Officer and Director
Ellen Cooper

/s/ Randal J. Freitag	Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/ George W. Henderson, III	Director
George W. Henderson, III

/s/ Mark E. Konen	Executive Vice President and Director
Mark E. Konen

/s/ M. Leanne Lachman	Director
M. Leanne Lachman

/s/ Louis G. Maroccia	Director
Louis G. Marcoccia

/s/ Patrick S. Pittard	Director
Patrick S. Pittard

We, Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller, Brian A. Kroll, John L. Reizian, Lawrence A. Samplatsky, Stephen R. Turer and John D. Weber, have read the foregoing Power of Attorney.  We are the person(s) identified therein as agent(s) for the principal named therein.  We acknowledge our legal responsibilities.

/s/ Delson R. Campbell
Delson R. Campbell

/s/ Scott C. Durocher
Scott C. Durocher

/s/ Kimberly A. Genovese
Kimberly A. Genovese

/s/ Daniel P. Herr
Daniel P. Herr

/s/ Donald E. Keller
Donald E. Keller

/s/ Brian A. Kroll
Brian A. Kroll

/s/ John L. Reizian
John L. Reizian

/s/ Lawrence A. Samplatsky
Lawrence A. Samplatsky

/s/ Stephen R. Turer
Stephen R. Turer

/s/ John D. Weber
John D. Weber

Version:  March 2015